
13000317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

REIA Investments, LLC

(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258
(210) 979-0700
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

All correspondence:
Jillian Sidoti, Esq.
LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive – Suite A
Murrieta, CA 92563
(323) 799-1342
EMAIL: jillian@jilliansidoti.com

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500	**46-1508559**
(Primary standard Industrial Classification Code Number)	**(I.R.S. Employer Identification Number)**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties
REIA Investments Management, LLC, Manager
Thomas "Tom" Hennigan, an individual

(a) REIA Investments Management, LLC, is the Managing Member of the Company. The business address shall be 18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258.

Thomas Hennigan, who is the sole Member of the Managing Member shall be the only decision maker of the company.

(b) the issuer's Managing Member; Not Applicable

(c) The Managing Member, REIA Investments Management, LLC, currently holds 100% of the Company's common interest or units in consideration of services to be rendered.

(d) The Managing Member, REIA Investments Management, currently holds 100% of the Company's common interest or units in consideration of services to be rendered.

(e) promoters of the issuer; Thomas Hennigan

(f) Not applicable

(g) affiliates of the issuer;

None.

(h) counsel to the issuer with respect to the proposed offering;

This Offer was written by Jillian Ivey Sidoti, counsel for the issuer. The Law Office of Jillian Ivey Sidoti is located at 38730 Sky Canyon Drive – Suite A, Murrieta, CA 92563. Counsel for REIA Investments, LLC. Jillian Ivey Sidoti has not acted on behalf of the prospective investors or conducted a review or investigation on their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this offering.

(i) each underwriter with respect to the proposed offering;

Offering. This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, the FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

(j) the underwriter's directors; Not applicable

(k) the underwriter's officers; Not applicable

(l) the underwriter's Managing Members; Not applicable

(m) counsel to the underwriter. Not applicable

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) Not Applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) These securities will not be offered by underwriters, dealers or salespersons.

(b) These securities shall be offered in the states of Texas, Louisiana, Florida, Tennessee, Pennsylvania, Missouri, Illinois, and Arizona. The securities may be offered in other states as demand warrants. The Directors of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials.

The manager plans on advertising the sale of these securities using email, social media, the internet, billboards, newspaper articles, postcards, flyers, direct mail campaigns, radio and television advertisements. We will only use advertising that is in complete compliance with Regulation A and any other applicable laws. Advertising will not commence unless it is a) in compliance with Rule 254 or b) this Offering has been qualified by the S.E.C and the appropriate state securities commission.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Other than an issue of units to our sole Member and Manager, Thomas Hennigan, there have been no sales of unregistered securities. Such units were issued in exchange for services including company management and services related to this Offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements to any selling security holder in the offering covered by this Form 1-A.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

There are no contingent financial relationships with any experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

The issuer has not provided prospective purchasers any written documents or broadcasts to determine whether there is any interest in this securities offering. In the event that they do issue such documents, the issuer will provide such documents or broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified

PART II— OFFERING CIRCULAR

REIA Investments, LLC

Type of securities offered: Three Classes of Preferred Units in a limited liability company

Subscribers investing a minimum of $10,000 may purchase Class C Preferred Units which shall bear a preferred return of 5%
Subscribers investing a minimum of $25,000 may purchase Class B Preferred Units which shall bear a preferred return of 6%
Subscribers investing a minimum of $50,000 may purchase Class A Preferred Units which shall bear a preferred return of 7%

Maximum number of securities offered: 5,000,000
Minimum number of securities offered: 1,000,000
Price per security: $1
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $1,000,000

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [X] Yes [] No
Is there an escrow of proceeds until minimum is obtained? [X] Yes [] No
Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [] No
Is transfer of the securities restricted? [X] Yes [ ] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

None.

TABLE OF CONTENTS

Contents

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of XX pages.

THE COMPANY

Exact corporate name: REIA Investments, LLC
State and date of incorporation: Nevada, November 2012
Street address of principal office:
18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258
Company Telephone Number: (21) 979-0700
Fiscal year: December 31

Person(s) to contact at Company with respect to offering:
Jillian Sidoti
Law Office of Jillian Sidoti
38730 Sky Canyon Drive – Ste A
Murrieta, CA 92563
jillian@jilliansidoti.com

Telephone Number (if different from above): 323-799-1342

RISK FACTORS

Our Units involve a high degree of risk. You should carefully consider the risks described below before making a decision to invest in the Units. If any of the following risks actually occurs, you might lose all or part of your investment in the Units. In addition to the other information in this prospectus, you should carefully consider the risks described below and all the information contained in this prospectus before deciding whether to purchase any of the Units.

Risks Related to the Units and the Offering

We are a development stage company organized in November 2012 and have recently commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a high probability of losing their investment. Our auditors have substantial doubt about our ability to continue as a going concern. Additionally, our auditor's report reflects the fact that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of Units and, ultimately the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment.

We were incorporated in November 2102. As a result of our start-up operations we have; (i) generated no revenues, (ii) accumulated deficits of $15,147 from inception due to organizational and start-up activities, business plan development, and professional fees since we incorporated. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our loan products, the level of our competition and our ability to attract and maintain key management and employees. Additionally, our auditor's report reflects that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of Units and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment. You should not invest in this offering unless you can afford to lose your entire investment.

The Units are not insured against loss by the FDIC or any governmental agency, so you could lose your entire investment.

The Units are not bank deposits and neither the Federal Deposit Insurance Corporation nor any other governmental or private agency insures the Units. Our ability to redeem the Units and pay any dividends on the Units depends solely upon our earnings, our working capital and other sources of liquidity available to us. If these payment sources are inadequate, you could lose your entire investment.

The Units lack liquidity and marketability and you may not transfer a Unit without our consent. Accordingly, you may not be able to freely sell or transfer your Units or easily use them as collateral for a loan.

There is no public market for the Units and management does not anticipate that any market will develop in the foreseeable future. As a result, you may not be able to freely sell or transfer your Units or easily use them as collateral for a loan. Your ability to sell a Unit depends in part on the presence in the marketplace of a willing buyer. Moreover, Units may not be transferred without our prior written consent and without complying with federal and state securities laws. Due to these factors, there can be no assurance that you will be able to sell your Units, even if we permit a transfer, at prices or times desirable to you. We have developed a limited Repurchase Program which has been discussed on page 54, however, this Repurchase Program may only be used in limited circumstances.

We do not set aside funds in a sinking fund to pay dividends or redeem the Units, so you must rely on our revenues from operations and other sources of funding for dividends and redemption payments. These sources may not be sufficient to meet these obligations.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to pay dividends on or redeem the Units at the end of the applicable Non-Redemption Period. Accordingly, you will have to rely on our cash from operations and other sources of liquidity, such as borrowed funds and proceeds from future offerings of securities, for dividend payments and payments upon redemption. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Moreover, we cannot assure you that we will have access to additional sources of liquidity if our cash from operations are not sufficient to fund required distributions to you. Our need for such additional sources may come at undesirable times, such as during poor market or credit conditions when the costs of funds are high and/or other terms are not as favorable as they would be during good market or credit conditions. The cost of financing will directly impact our results of operations, and financing on less than favorable terms may hinder our ability to make a profit. Your right to receive distributions on your Units is junior to the right of our general creditors to receive payments from us. If we do not have sufficient funds to meet our anticipated future operating expenditures and debt repayment obligations as they become due, then you could lose all or part of your investment. We currently do not have any revenues.

Our management team will have broad discretion over the allocation of the proceeds from the offering, and you could lose your entire investment if management invests our funds in unsuccessful initiatives.

Our management team will have broad discretion in determining how the proceeds from this offering will be used, and you will be relying on the judgment of our management team regarding the application of these proceeds. Management's allocation of the net proceeds will affect how our business grows. It is possible that our management team may not apply the net proceeds of this offering in ways that result in the successful growth of the Company, yield a significant return on any investment of the net proceeds, and/or increase the value of your investment. See the section of this prospectus entitled "USE OF PROCEEDS".

We may use the proceeds from this offering to pay dividends on or redeem Units, which would reduce the amount of funds available to purchase notes and properties and grow our business.

In exercising its discretion with respect to the use of the proceeds from this offering, our management may choose to use proceeds, rather than net income from operations, to pay dividends on outstanding Units or to redeem outstanding Units. The use of proceeds for these purposes would reduce the cash available to purchase notes and properties and otherwise fund operations. Because our net income will depend in large part on our ability to make loans, the use of proceeds from this offering to pay dividends or redeem Units could adversely impact our financial condition and results of operations.

We have the right to make a mandatory call of the Units, so you may earn less return on your investment than originally expected.

We may redeem your Units from you at any time without penalty. If we choose to redeem your Units, we will be required only to return your original investment amount plus any unpaid dividends that have accrued on your Units. After redemption, you may not be able to re-invest your funds with us or elsewhere at comparable rates and, therefore, may earn less than you expected to earn at the time of your investment.

We may incur future debt that could reduce our profits and impair our ability to pay dividends or redeem the Units.

To fund future operations, we may need to incur substantial debt in the future. The terms of the Units as set forth in our Limited Company Agreement do not prohibit us from doing so. Your right to receive distributions on the Units, including dividend payments and payments upon redemption, is junior to the right of our general creditors to receive payment from us on our indebtedness. The risks described below will be magnified if and as we incur new debt. Our indebtedness could have important consequences to you. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing;
- require the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

- increase our vulnerability to interest rate increases if future debt must be incurred at interest rates that are higher than current rates;
- limit our flexibility to plan for, or react to, changes in our business and the industry;
- place us at a competitive disadvantage relative to competitors with less debt;
- limit our ability to pay a return on your Units; and/or
- make it difficult or impossible for us to redeem your Units at the end of your Non-Redemption Period if you elect not to continue your investment.

A change in market interest rates may reduce our profits and impair our ability to pay dividends or redeem the Units.

Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future decline in interest rates may lower our profitability. Any future rise in interest rates may:

- reduce customer demand for our loans;
- change loan prepayment rates;
- increase our cost of funds;
- increase the possibility of redemption requests; and/or
- limit our access to borrowings in the capital markets.

Risks Related to Our Business

The Company has a limited operating history on which to base an evaluation of an investment in the Units. Our future growth and profits may not equal or exceed our growth or profits in prior periods.

The Company is newly formed and has not yet commenced operations and therefore, our prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. Because the Company has a relatively short operating history, you should not assume that our future results, whether in the near term or over an extended period of time, will be consistent with our historical results. In evaluating an investment, you should consider the performance of others in the lending arena, both on a long-term basis and over the period of our operating history. Moreover, investors should consider the fact that we have not made any Loans to date. We cannot predict with any certainty whether our loan programs will be successful and/or how its implementation will impact our future financial condition or operating performance.

Our inability to identify suitable acquisitions, and even the acquisitions themselves, may harm our financial results.

We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan. Shareholders ultimately may not like the location, lease terms or other relevant economic and financial data of any real properties, other assets or other companies that we may acquire in the future. Moreover, our acquisition strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria; diversion of management's attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with acquisitions; failure of acquired businesses to achieve expected results; and difficulties entering markets in which we have no or limited experience.

The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay will be based upon numerous factors, and the target acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a target acquisition or its appraised value will be a fair price, that we will be able to generate an acceptable return on such target acquisition, or that the location, lease terms or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition. As a result, our investments in our target acquisition may fail to perform in accordance with our expectations, which may substantially harm our operating results and financial condition.

The failure of our properties to generate positive cash flow or to appreciate in value would most likely preclude our shareholders from realizing a return on their share ownership.

There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Moreover, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lockout provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These lockout provisions would restrict our ability to sell a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

Intense competition for the acquisition of real estate properties could preclude us from completing otherwise attractive acquisitions or could cause us to pay higher prices that harm our financial results.

We compete with many other entities engaged in real estate investment activities for acquisitions of desirable properties. These competitors may drive up the price we must pay for real estate properties, other assets or other companies that we seek to acquire or may succeed in acquiring those companies or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. In particular, real estate investment trusts ("REITs") may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This will result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced, and shareholders may experience a lower return on their investment. Moreover, prices could become so lofty that we are unable to pay them (or we decide not to run the risks associated with these prices) such that we are effectively precluded from pursuing our business plan in a meaningful manner.

Rising operating expenses and decreases in rents at our properties could reduce our cash flow and funds available for future dividends.

Our properties will likely be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds for that property's operating expenses. If our competitors offer space at rental rates below market rates, or below the rental rates we charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we charge in order to retain tenants when our tenants' leases expire. Our properties could also be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. Such rise in operating expenses and loss of rents could reduce our cash flows and funds available for future dividends.

Uninsured losses could harm our operating results.

We expect we will purchase comprehensive insurance, including liability and extended coverage, with respect to our properties with limits customary for such properties. However, certain types of losses may be either uninsurable or not economically insurable. Such excluded risks generally include war, earthquakes, floods and punitive damages. Should a loss occur (whether insured or uninsured), we might suffer a loss of invested capital and any profits that might be anticipated from our real estate investment and might also be unable to meet our obligations. For example, even if insured, we would have to pay insurance deductibles, and the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. Moreover, in the event of an underinsured loss with respect to a property relating to a title defect, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property.

Environmental regulation and issues, certain of which we may have no control over, may adversely impact our business.

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Failure by us to uncover and adequately protect against environmental issues in connection with a target acquisition may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may be held liable for such costs as a subsequent owner of such property. Liability can be imposed even if the original actions were legal and we had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, we may also be held responsible for the entire payment of the liability if we are subject to joint and several liability and the other responsible parties are unable to pay. We may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Our future properties could contain asbestos that could lead to liability for adverse health effects and costs of remediating asbestos.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials (or "ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against us for personal injury associated with ACMs. We may be required to make substantial capital expenditures if properties we acquire contain ACMs, and these expenditures could materially adversely affect us and our operating results and financial condition.

Our underwriting standards and procedures are more lenient than those used by conventional lenders, which exposes us to a greater risk of loss than conventional lenders face.

We plan to do some limited seller financing with the properties we purchase. Our underwriting standards and procedures are more lenient than conventional lenders in that we may not require our borrowers to meet the credit standards that conventional mortgage lenders impose, which may create additional risks to your investment. We approve mortgage loans more quickly than other mortgage lenders. Due to the nature of loan approvals, there is a risk that the credit inquiry we perform will not reveal all material facts pertaining to the borrower and the collateral securing the loan. Furthermore, when the needs of the borrower dictate, we may spend substantially less than 30 days to evaluate loan opportunities. These factors may increase the risk that our borrowers will default under their loans, which may impair our ability to make timely dividends to you and which may reduce the amount we have available to distribute to you. Furthermore, our assessment of the quality of the mortgage loans we originate may be inaccurate. An incorrect analysis with respect to one or more of our loans could have a materially adverse impact on our profitability and our ability to make the cumulative dividends. Additionally, if our analysis is wrong with respect to a loan and we are forced to proceed against the collateral securing that loan, we may not recover the full amount outstanding under the loan. The foregoing factors could cause you to lose all or part of your investment.

We may provide seller financing on some our properties. Our underwriting standards create a greater risk for Members as we do not require very high FICO score, Debt to Income ratios, and we are more lenient on loan to value ratios than a typical underwriting at a typical lending institution might be.

We do not have the same underwriting criteria as a typical lending institution. Our underwriting criteria is much more lax. In summary, our underwriting criteria will be as follows:

1.) We have no FICO score requirements
2.) We will loan out on properties up to $500,000
3.) Terms of loans will be six months to eighteen months for properties in need of rehab and then for sale.
4.) We may lend 50% of the value.
5.) We will review the Borrower's borrowing history with us
6.) We intend to charge somewhere between 10 and 18 percent and 0 to 5 points, depending on the property and the borrower.

This underwriting criteria can present a higher default rate which is why we will charge a higher interest rate than that of a typical lender. However, it should be noted that we intend to charge less than other hard money lenders in order to stay competitive with both banks and hard money lenders. Therefore, we are at risk of not having high profit margins or any profits at all if we do not manage our risks appropriately and charge appropriate interest rates.

We intend on purchasing non-perfoming mortgages in bulk. Our borrowers may fail to repay their loans, which may reduce our profits and impair our ability to pay dividends or redeem the Units.

We intend on purchasing properties that have already been foreclosed on in bulk as well as non-performing mortgages. We may need to remanage non-performing mortgages so that they become performing. A risk associated with our business is that non-performing mortgages never perfom or start performing and then stop performing. We currently do not own any notes. We consider numerous factors when deciding whether to foreclose or allow a defaulting borrower to continue working through his or her problems while a loan is in default – primarily, the value of the collateral and the amount of the debt, and the plan of the defaulting borrower to repay the debt. In addition, we consider the costs and burdens that would be occasioned by calling the loan, such as bringing suit and/or foreclosing on collateral. There can be no guarantee that our policy of periodically working with defaulting borrowers rather than pursuing collection will not ultimately result in the need to pursue collection or make it less likely that we will not ultimately realize a loss with respect to these loans. It is impossible to predict whether one of our borrowers will default or what impact any one borrower's default may have on our business.

Changes in the economic conditions in the areas where we own properties could have a material and adverse impact on our financial condition and the value of our real estate.

Any negative changes that arise in the economy and/or real estate market of the areas in which we own properties could have a material and adverse impact on our net income. The national and local real estate economies have significantly weakened during the past two years. As a result, real estate values across the country have decreased, in some cases by substantial amounts, and the general availability of credit, especially credit secured by real estate, has significantly decreased. These conditions have made it more difficult for real estate owners to sell their assets at the times and at the prices they desire. There can be no guarantee that we will be able to sell the distressed property at the times or at the prices we desire. Our cash flows and net income could be materially and adversely impacted if we are forced to hold such real property for an extended period of time or if we are forced to sell such real property at a loss, which could limit our ability to grow or sustain our business and/or make distributions on your Units. See "Liquidity and Capital Resources" in the section of this prospectus entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for further information about this risk.

We may provide seller financing on the sale of our properties. Our remedies for collecting on a defaulted loan may be inadequate, which may lead to more losses on our loans and impair our ability to pay dividends or redeem the Units.

We may fail to collect funds from our seller financing activities. Our ability to fully recover amounts due under the seller financing may be adversely affected by, among other things:

- the financial distress or failure of our borrowers;
- adverse changes in the values of the real estate or other property pledged to secure our loans;
- our purchase of fraudulent loans;
- misrepresentations made to us by a broker, bank or other lender from whom we acquire a loan;
- third-party disputes; and/or
- third-party claims with respect to security interests.

These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of our reserves for loan losses. We do not maintain insurance covering such losses. In addition, the amount of the provision for loan losses may be either greater or less than actual future write-offs of the loans relating to that provision. Any of these events could have a materially adverse effect on our business. See "Allowance for Loan Losses" in the section of this prospectus entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for further information about this risk.

There are risks associated with real property ownership, and the realization of these risks could have a material and adverse impact on our financial condition and results of operations.

We intend on owning real estate assets, mostly single family residences. We currently do not own any properties. Various factors could cause us to realize less than we anticipated or otherwise impose burdens on us that would reduce our profits. These factors include, without limitation, fluctuations in property values, occupancy rates, variations in rental schedules and operating expenses. In addition, owning and selling foreclosed property may present additional considerations, including:

- It may be necessary for us to finance all or a portion of the purchase price for the buyer of the property. In such cases, we will not receive the sale price immediately but will have to rely on the purchaser's ability to repay the loan, which ability is subject to the same repayment risks that are applicable to any other borrower, as discussed elsewhere in this prospectus.

- There is a risk that hazardous or toxic substances could be found on properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. Any environmental review we undertake before taking title under any foreclosure action on real property may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may have difficulty protecting our rights as a noteholder or lender, which may impair our ability to continue making loans and could have a material adverse impact on our financial condition.

The rights of our borrowers and other lenders may limit our realization of the benefits of our loans. For example:

- Judicial foreclosure is subject to the delays of protracted litigation, and our collateral may deteriorate and/or decrease in value during any delay in foreclosing on it;

- A borrower's right of redemption during foreclosure proceedings can deter the sale of our collateral and can require us to manage the property for a period of time;

- The rights of senior or junior secured parties in the same property can create procedural hurdles for us when we foreclose on collateral;

- To the extent we assign as collateral one or more of our loans to other lenders, those other lenders will have a prior claim on any foreclosure proceeds;

- We may not be able to pursue deficiency judgments after we foreclose on collateral;

- Federal bankruptcy law can prevent us from pursuing any actions, regardless of the progress in any of these suits or proceedings; and/or

- At or near the end of foreclosure proceedings, a borrower will sometimes file bankruptcy to further delay the Company's efforts to take ownership of the real estate collateral.

Depending on the circumstances, a bankruptcy can take six to twenty-four months or more to resolve. Further, the more equity a borrower has in a property, the greater the chances that the court will grant the borrower additional time for protection from foreclosure action.

It should be noted that we currently do not hold any assets. We currently do not have any revenue.

We may not be able to profit from our acquired notes expected, which could impair our ability to pay dividends or redeem the Units.

We anticipate that most of our future revenues will be generated from our ability to remanage notes on non-perfoming mortgages that we acquire. Accordingly, we will need to reinvest proceeds from loan payoffs and to invest capital received from the sale of the Units in new notes or properties. We currently have not earned any revenues or profits. If we fail to sustain a profitable level of from remanaging notes on non-performing mortgages, our financial condition and results of operations could be significantly and adversely affected. Our ability to sustain a profitable level of loan originations will depend upon a variety of factors outside our control, including interest rates, economic conditions in our primary market areas, decline in real estate values, competition; and/or regulatory restrictions. We currently do not have any revenues or assets.

We are subject to regulatory and public policy risks, which could affect the values of the properties that secure our notes.

Decisions of federal, state and local authorities may affect the values of properties that secure our loans. Examples of these decisions include, without limitation, zoning changes, revocation or denial of sanitation, utility and building permits, condemnations, relocations of public roadways, changes in municipal boundaries, changes in land use plans, modifications of parking or access requirements, and changes in permitted uses. Also, shifts in public policy reflected by courts, legislatures or other regulatory authorities may affect provisions of security documents and make realization upon the collateral more time-consuming and expensive. Any of these decisions or changes could cause us to recognize a loss on property securing a note, which could adversely affect our financial condition and results of operations.

Our success is dependent in part on our senior management, and the loss of the services of senior management could disrupt our operations.

We are a limited liability Company under Nevada law, and our Managing Member is REIA Investments Management, LLC. The Managing Member is Thomas Hennigan. Pursuant to our Limited Company Agreement, the Managing Member, and, therefore, Mr. Hennigan, essentially has complete control over our day-to-day operations. Accordingly, our future success and the success of investors will depend, in large part, on the continued services and experience of Mr. Hennigan. We depend on the services of Mr. Hennigan to, among other things, continue our growth strategies and maintain and develop our client relationships. The loss of Mr. Hennigan's services would disrupt our operations and would delay our planned growth while we worked to replace him. Mr. Hennigan has made the Company the beneficiary of a life insurance policy on the life Mr. Hennigan for a value of $250,000. We do not have a succession plan in place.

Our Limited Company Agreement requires us to indemnify the Managing Member and its affiliates for claims related to actions taken on behalf of the Company.

Our Limited Company Agreement provides that the Managing Member and its affiliates, including Mr. Hennigan, are entitled to indemnification by the Company for all damages, claims, liabilities, judgments, fines, penalties, charges, and similar items incurred in connection with defending any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person was acting for or on behalf of the Company unless such liability is finally found by a court of competent jurisdiction to have resulted primarily from the indemnified party's bad faith, gross negligence or intentional misconduct, or material breach of the Limited Company Agreement. Nevada law prohibits indemnification unless it is shown that the person to be indemnified (i) acted in good faith, (ii) reasonably believed its actions to be in or not opposed to the best interests of the Company, (iii) did not actually receive an improper personal benefit in money, property, or services, and (iv) in a criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to these persons, pursuant to the foregoing provisions or otherwise, the SEC is of the opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Our indemnification obligations may require us to use our cash resources to indemnify rather than to pay general operating expenses, dividends on the Units and amounts due upon redemption of Units.

The Managing Member of the Managing Member is not prohibited from engaging in other business ventures, which may create conflicts of interest.

Our Limited Company Agreement permits the Managing Member to directly engage in any other business ventures and activities, even if those ventures and activities compete with the Company. We anticipate that the Managing Member of our Managing Member may invest in Units. The fact that Members may engage in ventures that compete with us could create a conflict of interest between our affiliates and the Company because these persons may choose to directly seize upon business opportunities from which the Company could benefit if those opportunities were instead made available to the Company. Neither we nor any Member has any rights with respect to any such ventures and activities or the income or profits derived therefrom, so this conflict of interest could result in the Company earning less profit than would be the case if our affiliates were required to first present favorable business opportunities to the Company. Additionally, because the Managing Member has sole discretion with respect to the Company's cash resources, including the proceeds from this offering, the Managing Member may choose to invest our funds in companies or other ventures in which the Managing Member and/or our affiliates have a financial interest. Again, neither we nor any Members will have any rights to the income or profits derived by those companies or other ventures using our funds (except to the extent our funds represent an equity or similar investment in those companies or ventures).

Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.

We are not a real estate investment trust and enjoy a broader range of permissible activities. We are also not, and we intend to operate in such manner as not to be, classified as an "investment company" within the meaning of the Investment Company Act of 1940. The management and the investment practices and policies of ours are not supervised or regulated by any Federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted

If we are ever deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions including:

* restrictions on the nature of our investments; and
* restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

* registration as an investment company;
* adoption of a specific form of corporate structure; and
reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in the Units.

An investment in Units involves material income tax risks which are discussed in detail in the section of this prospectus entitled "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" starting on page XX. You are urged to consult with your own tax advisor with respect to the federal, state, local and foreign tax considerations of an investment in our Units. We will not seek any rulings from the Internal Revenue Service regarding any of the tax issues discussed herein. Accordingly, we cannot assure you that the tax conclusions discussed in this prospectus, if contested, would be sustained by any court. In addition, our legal counsel is unable to form an opinion as to the probable outcome of the contest of certain material tax aspects of the transactions described in this prospectus, including whether we will be characterized as a "dealer" so that sales of our assets would give rise to ordinary income rather than capital gain and whether we are required to qualify as a tax shelter under the Internal Revenue Code. Our counsel also gives no opinion as to the tax considerations to you of tax issues that have an impact at the individual or partner level.

You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities.

As a Member of the Company, you will be required to report your allocable share of our taxable income on your personal income tax return regardless of whether you have received any cash distributions from us. It is possible that your Units will be allocated taxable income in excess of your cash distributions. We cannot assure you that cash flow will be available for distribution in any year. As a result, you may have to use funds from other sources to pay your tax liability.

You may not be able to benefit from any tax losses that are allocated to your Units.

Units will be allocated their pro rata share of our tax losses. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and, accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer's income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or "portfolio income", which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, you may receive no benefit from your share of tax losses unless you are concurrently being allocated passive income from other sources.

We may be audited, which could subject you to additional tax, interest and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of us could result in an audit of your tax return. The results of any such audit may require adjustments of items unrelated to your investment in us, in addition to adjustments to various Company items. In the event of any such audit or adjustments, you might incur attorneys' fees, court costs and other expenses in contesting deficiencies asserted by the Internal Revenue Service. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due. The tax treatment of all Company items will generally be determined at the Company level in a single proceeding rather than in separate proceedings with each partner, and our Managing Member is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In such a contest, our Managing Member may choose to extend the statute of limitations as to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our Managing Member may cause us to elect to be treated as an electing large Company. If it does, we could take advantage of simplified flow-through reporting of Company items. Adjustments to Company items would continue to be determined at the Company level however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our Managing Member will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the Company level.

State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from open payable to you would be reduced.

The state in which you reside may impose an income tax upon your share of our taxable income. Further, states in which we will own properties acquired through foreclosure may impose income taxes upon your share of our taxable income allocable to any Company property located in that state. Many states have implemented or are implementing programs to require companies to withhold and pay state income taxes owed by non-resident partners relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable to you. You may also be required to file income tax returns in some states and report your share of income attributable to ownership and operation by the Company of properties in those states. In the event we are required to withhold state taxes from your cash distributions, the amount of the net cash from operations otherwise payable to you would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution to you. You are urged to consult with your own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our Units.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our Units. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect your taxation as a Member. Any such changes could have an adverse effect on an investment in our Units or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in Units and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our Units.

BUSINESS AND PROPERTIES

Overview

Although the Company plans to enter into diverse areas of real estate purchases, its primary purpose will be to purchase real estate owned properties (REOs) or notes secured by real property directly from banks in a bulk or wholesale transactions. In other words, the Company will purchase multiple properties that have been foreclosed on by a financial institution or non-performing mortgage notes in one transaction. Currently, the Company does not have any relationships with any financial institutions to consummate such transactions. The Company instead will look to real estate brokers who already have relationships with such institutions and have such listings.

REOs consist of portfolios of homes that have been foreclosed upon and packaged together to be re-sold by a bank or lending institution. Banks pool homes together as REO packages and make them available as-is for purchase as one unit. REO homes are generally considered distressed properties and are often in depressed markets, in disrepair, or have other problems, such as liens or back-taxes owing on them. We expect to acquire mostly single family residences with our acquisition strategy, but may also end up acquiring condominiums, small multi-family units and small commercial properties.

Non-performing mortgages are similarly packaged, but these are notes that are secured by underlying property instead and have not been foreclosed upon. Therefore, we will have to put extra effort and will incur greater legal expenses to either a.) get the note back to performing status or b.) foreclose on the underlying property.

Plan of Operations

We currently do not have any operations other than a.) obtaining an office space; b.) organization of the company and this Offering; and c.) development of our business plan. Between now and the effectiveness of this Offering Circular by the Securities Exchange Commission, we plan on developing relationships with brokers who have access to such bulk listings and packages.

Purchasing REO's in bulk transactions

The Company intends on making such purchases by a.) obtaining information on properties for sale in a package and then b.) performing a Broker Price Opinion (BPO) on the package itself to determine overall value. Based on the value provided by the BPO, the Company will then make an offer for less than the BPO value of the package. The Company intends on making acquisitions at 25% to 50% of the overall value. The Company recognizes that there may be many properties that have little or no value which will bring down the average value of any particular package. The estimated value of a property as determined by a real estate broker or other qualified individual or firm. A broker price opinion is based on the characteristics of the property being considered. Some of the factors that a broker will consider when pricing a property include: the value of similar surrounding properties, sales trends in the neighborhood, an estimate of any of the costs associated with getting the property ready for sale and/or the cost of any needed repairs. It is important to note that a BPO is not the same as an appraisal.

After purchasing the properties, the Company intends on selling individual properties to purchasers at about 50% to 65% of the value of the individual property. The Company has no intention of rehabbing or renting properties, but may do so if the Company finds it difficult to resell any particular property.

The Company intends on selling properties to members of Real Estate Investment Associations (REIAs) from around the country as the Managing Member of our Managing Member has very well developed relationships with local REIAs. Mr. Hennigan founded the National Real Estate Investment Association in October 1985 under the name "National Leadership Congress." The name was later changed to Real Estate Leaders of America (RELA).

Non-performing Mortgage Notes

The Company will also seek to purchase non-performing mortgage notes in the same fashion as it plans to purchase properties. However, it is our belief, overall, we will be able to obtain these assets at percentage of the overall package value that is lower than that of a property package as we will need to take extra steps before the note gets back to performing status or we are able to foreclose.

Once the Company acquires the non-performing mortgages from the lender, it is the Company's objective to work with the borrowers and renegotiate the terms of their mortgage to help return the loan to performing status. If they are unable or unwilling to renegotiate a fair payment schedule, the Company intends to offer the borrower an opportunity to sign over the deed without penalty, aka "cash for keys" program. In some cases, foreclosure may be determined to be the correct step to take. The decision to foreclose will depend on many factors including the law in the state in which the Company may need to take a foreclosure action.

Some steps the Company may take in order to bring the mortgage note back to performing status could include:

- Renegotiating the interest rate and providing a lower interest rate;
- Reamortizing the loan over a greater period of time than originally available to the borrower;
- Lowering the payments for some stated period of time; and/or
- Reducing the principal balance.

Since the Company is not a licensed lender, it is the Company's intention to use the services of a third party servicer that is duly licensed and legally able to conduct business in the state in which a note is in need of servicing. It is expected that the servicer will not be paid from the proceeds of this offering, but rather from the proceeds of note collections.

Mortgages that are successfully renegotiated will be held for one to five years for income. This "seasoning" will increase the resell value. As we acquire the real estate it will be offered for sale: First, to investors of REIA Mortgage, LLC, Second, to members of the local REIA; and finally to the public by listing with a Realtor member of the local REIA.

Geographic Scope

The Company will not limit itself geographically, except that the Company intends to target initially acquisitions located in the San Antonio, Texas area and eventually other parts of Texas. However, as opportunities present themselves, the Company may focus its efforts on secondary and tertiary geographic markets throughout the United States, particularly in areas that have had significant declines in property values and thus possibly offer opportunities for significant appreciation. The Company believes that distressed markets offer opportunities for the Company to acquire under-performing properties that it believes it has the capability of turning around and repositioning, thereby increasing cash flow, profitability and asset value. The Company believes it can successfully identify such a potential target acquisition based upon the depth and the breadth of the industry experience, contacts and industry knowledge of the Company's current management. While since its inception the Company has identified certain acquisitions that it would have like to have completed, the Company's lack of funds has precluded the completion of such acquisitions. The Company believes that the public status that the Company will achieve as a result of the Distribution will ease the Company's ability to raise funds, and make the completion of acquisitions to be identified in the future more likely. However, the Company has no assurances of this. Thomas Hennigan, the Company's current sole executive officer and director, will have responsibility for identifying acquisitions or selecting acquisitions identified by other sources. Mr. Hennigan has extensive experience in the real estate industry through his various real estate enterprises. See "MANAGEMENT" for a discussion of Mr. Hennigan's real estate experience.

While the Company has not yet identified any additional assets or properties to acquire, the Company believes that it will be able to consider numerous additional properties. The Company anticipates that target acquisitions will be brought to its attention from a number of brokers and other real estate professionals with whom the Company's current management has business relationships. Moreover, potential acquisitions may be brought to the Company's attention by sources as a result of being solicited by the Company through calls or mailings. In no event will any of the Company's existing or future officers, directors or shareholders or any entity with which they are affiliated be paid any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of an acquisition.

The Company does not have any specific property acquisition under consideration, and the Company has not (nor has anyone on its behalf) contacted any prospective target acquisition or had any discussions, formal or otherwise, with respect to such a transaction. Moreover, no one has approached the Company regarding the possible sale of any of its properties to the Company. Additionally, the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable property acquisition, nor has the Company engaged or retained any agent or other representative to identify or locate any such acquisition candidate. As a result, the Company has no assurance that it will be able to complete any further acquisitions. In the future, the Company expects to be identifying and evaluating prospective property acquisition, performing business due diligence on prospective property acquisitions, traveling to and from the property and asset locations that represent prospective acquisitions, reviewing corporate, title, environmental, and financial documents and material agreements regarding prospective property acquisitions, selecting properties to acquire and striving to structure, negotiate and consummate acquisitions. The Company will have certain burdens and costs with respect to these activities and certain additional risks associated with the subsequent integration of additional assets or properties into the Company's operations.

Acquisition Selection

As stated above, the Company's management will have broad discretion in identifying and selecting prospective target acquisitions, and acquisitions are not likely to be submitted to shareholders for their consideration, and approval or rejection. The Company has not established any other specific attributes or criteria (financial or otherwise) for prospective target acquisitions. In evaluating a prospective target acquisition, the Company's management will consider, among other factors, the following:

* Management's understanding of conditions of the particular market;
* Management's assessment of the attractiveness of the timing of the acquisition;
* Management's assessment of the financial attractiveness of a particular target relative to other available targets, and its potential for upside appreciation and return on investment;
* Capital requirements and management's assessment of the ability to finance a particular target;
* Macro-economic trends;
* Environmental risks;
* Physical condition of the target;
* Management's assessment of the ability to redevelop, improve and manage a particular target; and
* Occupancy in the target vs. market.

The Company's policy will be to acquire assets primarily for possible capital gain. The Company will not limit the amount or percentage of assets that will be invested in any specific property.

These criteria are not intended to be exhaustive, and the Manager may change this without any vote of the Members. Any evaluation relating to the merits of a particular acquisition will be based, to the extent relevant, on the above factors as well as other considerations believed relevant by the Company's management in effecting an acquisition consistent with the Company's business objective. In evaluating a prospective target acquisition, the Company will conduct an extensive due diligence review which will encompass, among other things, physical inspection of the property or assets, a review of all environmental, zoning, permitted use and title issues, and a review of all relevant financial and other information which is made available to the Company. This due diligence review will be conducted either by the Company's management or by unaffiliated third parties the Company may engage, although the Company has no current intention to engage any such third parties.

The time and costs required to select and evaluate a target acquisition and to structure and complete the acquisition cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target acquisition that is not ultimately completed will result in a loss to the Company and reduce the amount of capital available to otherwise complete other acquisitions.

The Company has not yet hired any third party property management firms, but it may do so in the future. Any such arrangement would be made upon commercially reasonable terms. Nevertheless, the Company itself may manage all or some of its future properties.

To the extent the Company acquires financially poor assets or properties, the Company may be affected by numerous risks inherent in the business and operations of such properties or assets. Although the Company's management will endeavor to evaluate the risks inherent in a particular property acquisition, the Company cannot assure anyone that the Company will properly ascertain or assess all significant risk factors.

Seller Financing

We intend on selling the properties, in some circumstances, with seller financing. We will have extremely loose underwriting criteria since we plan on purchasing properties at 25% to 50% of the value and selling them at 50% to 65% of the value. Even with 100% of the financing of the sale price of the property to the borrower/buyer, we will still have as little as much as 50% and as little as 35% equity in the property, allowing us to have loose underwriting requirements.

Our underwriting criteria will be as follows:

1.) We have no FICO score requirements
2.) We will loan out on properties up to $500,000
3.) Terms of loans will be six months to eighteen months for properties in need of rehab and then for sale.
4.) We may lend 50% of the value.
5.) We will review the Borrower's borrowing history with us
6.) We intend to charge somewhere between 10 and 18 percent and 0 to 5 points, depending on the property and the borrower.

Our Strengths and relationships with Real Estate Investment Associations

There are tens of thousands of real estate investors that belong to local real estate investors associations (REIAs) and National REIA. These members have backgrounds in a variety of trades and professions that are beneficial in our industry. Mr. Thomas Hennigan, the Managing Member of our Managing Member, has a business relationship with the National Real Estate Investors Association (National REIA). National REIA has agreed to promote, informally, the offerings that the Company may have to all member associations and the tens of thousands of individual investors. In exchange, REIA Investments, LLC will become a business partner with National REIA by providing properties and opportunities to its members as well as allowing REIA members at the various associations and on the national level to provide services as needed to the Company on a "first come, most qualified" basis.

We will utilize the services of qualified REIA members when available for almost all tasks required to identify and evaluate properties prior to purchase of the property or the mortgage. Examples: A Broker Price Opinion or a Property Market Analysis that may be performed prior to purchase will need to be conducted by a real estate broker. We will look to real estate brokers that are REIA members prior to using the services of any other broker. We will also need title searches and will look for the appropriate personnel within the REIA communities.

Upon purchasing the mortgages or the properties we will contract with REIA members that are qualified Realtors to market the REOs and attorneys to restructure or foreclose on the non-performing mortgages. We will also use the services of contractors and property managers as needed for the properties acquired.

As part of our Operating Agreement, Investors of REIA Investments, LLC will be given the opportunity to purchase any property or mortgage for their own investment account prior to offering the asset to any other investor.

Policies with Respect to Certain Activities

The following is a discussion of certain of the Company's investment, financing and other policies. These policies have been determined by the Company's Manager and, in general, may be amended or revised from time to time by the Company's Manager without a vote of the Company's Members.

Issuance of senior securities

The Company does not intend to issue any other securities other than those Common Membership Interests issued to the Manager and those Preferred Membership Interests (Units) herein offered.

Borrowing of money

The Company does not intend on financing or leveraging any properties it acquires as it intends on disposing of such assets quickly. However, the Company may find that some assets are difficult to dispose of and therefore, may decide to leverage such properties. The Company may use a number of different sources to finance the Company's acquisitions and operations, including cash flows from operations, private financings (such as bank credit facilities, which may or may not be secured by the Company's assets), hard money financing, property-level mortgage debt, or other sources that may become available from time to time, which could include asset sales and issuance of debt securities. Any debt that the Company incurs may be recourse or non-recourse and may be secured or unsecured. The Company also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to the Company. The Company may use the proceeds of the Company's borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although the Company is not required to maintain any particular leverage ratio, the Company intends, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. The Company expects to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. The Company's article of incorporation or operating agreement do not limit the amount of debt that the Company may incur. The Company has not adopted a policy limiting the total amount of debt that the Company may incur.

The Company's Manager will consider a number of factors in evaluating the amount of debt that the Company may incur. If the Company adopts a debt policy, its Manager may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of the Company's properties, general conditions in the market for debt and equity securities, fluctuations in the market price of the Company's common stock, growth and acquisition opportunities and other factors. The Company's decision to use leverage in the future to finance its assets will be at the Company's discretion and will not be subject to the approval of the Company's stockholders, and the Company is not restricted by the Company's governing documents or otherwise in the amount of leverage that the Company may use.

Purchase and sale (or turnover) of investments

The Company plans to turnover quickly. After purchase of the properties in a bulk transaction, the Company intends to immediately market the properties and sell them to rehabbers, developers, those in search of a new home. Although the Company may utilize traditional methods of selling properties such as listing properties on the multiple listing services (MLS) and the use of a real estate broker's services, it is expected that most properties will be sold to members of real estate investment clubs throughout the country as our sole Manager, Tom Hennigan, has an extensive network throughout such clubs throughout the country.

Offering of securities in exchange for property.

Although the Company has no current plans to do so, the Company may in the future issue Units in connection with acquisitions of property. For issuances of shares in connection with acquisitions, the Company's Manager will determine the timing and size of the issuances. The Company's Manager intends to use its reasonable business judgment to fulfill its fiduciary obligations to the Company's then existing Members in connection with any such issuance. Nonetheless, future issuances of additional Units could cause immediate and substantial dilution to the net tangible book value of Units issued and outstanding immediately before such transaction. Any future decrease in the net tangible book value of such issued and outstanding Units could materially and adversely affect the market value of the shares.

Reports to Members

The Company intends to make annual and quarterly reports to security holders.

Regulations

Environmental Regulations

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a target acquisition may subject the Company to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances.

Further, the Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect the Company.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs. There may be ACMs at certain of the properties the Company acquires.

Americans with Disabilities Act

Certain properties the Company acquires may be required to comply with the Americans with Disabilities Act of 1990, or the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While the tenants to whom the Company leases properties will be obligated by law to comply with the ADA provisions, and under the Company's leases will typically be obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of such tenants to cover costs could be adversely affected and the Company could be required to expend its own funds to comply with the provisions of the ADA, which could adversely affect the Company's results of operations and financial condition and its ability to make distributions to shareholders. In addition, the Company will be required to operate its properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the Company's properties. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on the Company.

Business Strengths

We believe that the following business strengths differentiate us from competitors and are key to our success:

- Our access to the National REIA and regional REIAs. We believe this access will provide us with an ability an ability to a.) find better deals due to the network b.) find qualified professionals to provide services and c.) provide a healthy supply of end buyers for our properties and other assets.
- We believe by using the exemption under Regulation A, we will be able to provide an investment opportunity to a broader pool of investors compared to those real estate companies that raise capital under another exemption such as Regulation D and are restricted to the type of investor.

- The Managing Member of our Managing Member is extremely experienced in the real estate industry. Mr. Hennigan has been real estate investing since 1981 investing in residential and commercial properties, notes, and tax liens. He has provided real estate education for thousands of real estate entrepreneur as well as worked as a lender, mortgage professional, and investor. Since 1993, Mr. Hennigan has worked on pro-real estate legislation and has worked against legislation he believed to harmful to the real estate industry and real estate entrepreneurs.

Corporate History

We were organized in the State of Nevada in November 2012, and our principal executive offices are located at 18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258. REIA Investments' telephone number is (210) 979-0700. REIA Investments' website address is www.reiainvestments.com. The information contained on our website is not incorporated by reference into this prospectus.

Employees

We are a development stage company and have no employees. Thomas Hennigan, who is the sole Member of our Managing Member, will run our day to day operations. We look to Mr. Hennigan for his entrepreneurial skills and talents. It is Mr. Hennigan who provided us our business plan. For a discussion of Mr. Hennigan's experience, please see "Director, Executive Officers, Promoters and Control Persons." Initially Mr. Hennigan will coordinate all of our business operations. Mr. Hennigan has provided the working capital to cover our initial expense. We plan to use consultants, attorneys, accountants, and technology personnel, as necessary and do not plan to engage any additional full-time employees in the near future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. We may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees: however we do not intend to hire these individuals within the next 12 months. A portion of any employee compensation likely would include the right to acquire our stock, which would dilute the ownership interest of holders of existing shares of our common stock.

Mr. Hennigan is spending the time allocated to our business in handling the general business affairs of our company such as accounting issues, including review of materials presented to our auditors, working with our counsel in preparation of filing our Form 1-A, and developing our business plan and overseeing the technological aspects of our business, including the analysis of various software companies capable of generating the type of software we require.

OFFERING PRICE FACTORS

Our offering price is arbitrary with no relation to value of the company. This offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the shares offered under this prospectus.

USE OF PROCEEDS

The following table contains information about the estimated use of the gross proceeds of this offering assuming all Units are sold and the maximum proceeds of $5,000,000 are raised. Many of the figures represent our best estimate since we cannot now precisely calculate the figures.

	Minimum Offering		Maximum Offering	
	Dollar Amount	%	Dollar Amount	%
Gross Proceeds	$1,000,000	100%	$5,000,000	100%
Offering Expenses[1]	$30,000	3.0%	$30,000	0.6%
Selling Commissions & Fees[2]	$0	0%	$0	0%
Net Proceeds	$970,000	97.0%	$4,970,000	99.4%
Property or Note Purchases	$920,000	92.0%	$4,870,000	97.4%
Working Capital	$50,000	5%	$100,000	2.0%
Total Use of Proceeds	$1,000,000	100.0%	$5,000,000	100.0%

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.

[2]The Company does not intend on utilizing a broker dealer to sell the Units herein, however, the Company may compensate REIA groups for introductions to investors and may compensate the REIA groups with a finder's fee from the Manager's share. Such finder's fees will be memorialized in an agreement between the Manager and the REIA group. The REIA group will not act as an agent to the Company and will only be compensated for introductions to Subscribers.

CAPITALIZATION

The following summary financial data should be read in conjunction with "*Management's Discussion and Analysis and Results of Operations*" and the Financial Statements and Notes thereto, included elsewhere in this prospectus. The balance sheet data as of the year ended December 31, 2012 is derived from our unaudited financial statements.

DESCRIPTION OF SECURITIES

The securities being offered hereby are:
[ ] Common Stock
[ ] Preferred or Preference Stock
[] Notes or Debentures
[X] Units of two or more types of securities composed of: Preferred Units in three separate series (A, B, C) in a Limited Liability Company
[ ]Other: ____

These securities have:
Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[X] [] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ______________________
Explain:

Are the securities convertible?
[ ] Yes [X] No
If so, state conversion price or formula. Date when conversion becomes effective: ____ /____ /____ Date when conversion expires: ____ /____ /____

(a) If securities are notes or other types of debt securities:
(1) What is the interest rate?
If interest rate is variable or multiple rates, describe: ________________
(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe: (3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ____
(4) Is there a trust indenture? [] Yes [X] No
Name, address and telephone number of Trustee
(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices: ______________________________
(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ____________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination
N/A.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0
How much indebtedness is junior (subordinated) to the securities? $0

PLAN OF DISTRIBUTION

The Preferred Units are self underwritten and are being offered and sold by REIA Investments on an minimum/maximum basis. No compensation will be paid to REIA Investments, REIA Investments Management, REIA Investments' manager, or any affiliated company or party with respect to the sale of the Preferred Units. This means that no compensation will be paid with respect to the sale of the Preferred Units to Thomas Hennigan. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction. Neither REIA Investments, REIA Investments Management, nor Thomas Hennigan conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers. All subscription funds which are accepted will be deposited directly into REIA Investments' segregated escrow account at _______________. Subscription funds placed in the escrow account may only be released if the Minimum Offering Amount is raised within the Offering Period, in accordance with the Escrow Agreement between _______________ and REIA Investments (see Exhibit XX). The purchase price for the Preferred Units is $10, with a minimum purchase of one thousand Preferred Units. The Company will raise a minimum of $1,000,000 prior to funds being released to REIA Investments. If REIA Investments does not raise the Offering Amount within the Offering Period, all proceeds raised to that point will be promptly returned to subscribers of Preferred Units pro-rata, with interest, if any. REIA Investments intends to

REIA Investments plans to primarily use the Managing Member of the Managing Member, Tom Hennigan's, current network of real estate investors of which he already has a pre-existing relationship to solicit investments. REIA Investments, subject to Rule 256 of the 33 Act and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums, such as print, radio, TV, and the Internet. REIA Investments plans to solicit investors using the Internet through a variety of existing Internet advertising mechanisms, such as search based advertising, search engine optimization, and the Company website. The Company website has not yet been developed and may never be. Mr. Hennigan, the Managing Member of our Managing Member will mostly use his existing network with the real estate investment clubs throughout the country to solicit investors.

Please note that REIA Investments will not communicate any information to prospective investors without providing access to the Prospectus. The Prospectus may be delivered through the website that is not yet developed, through email, or by hard paper copy.

However received or communicated, all of our communications will be Rule 256 compliant and not amount to a free writing prospectus. We will not orally solicit investors and no sales will be made prior to this registration statement being declared effective and a final Prospectus is available. The screens within the REIA Investments web site will be REIA Investments project specific, including the "Home," "How REIA Investments Works," "Invest,"

"Blog," and "FAQ" pages. The policies, management, and contact sections will also be REIA Investments specific.

Prior to any investment dollars or subscription agreements are accepted, REIA Investments will determine which state the prospective investor resides. Only if the prospective investor resides in a state in which the Units have been registered, will they be allowed to subscribe for the number of Preferred Units they would like to purchase and agree to the terms and conditions of the Subscription Agreement that is also available for downloading and printing, including any state-specific suitability requirements. Investments will be processed on a first come, first served basis, up to the Offering Amount of $5,000,000.

The Offering Period will commence upon the Prospectus being declared effective. The investing section of REIA Investments' website will be coded to only allow access to those prospective investors that reside in jurisdictions where the offering is registered and meet any state-specific investor suitability standards, such as income, asset, or maximum investment limitations. Prospective investors must provide their addresses and zip codes.

Prospective investors must be a member in good standing of a Real Estate Investment Association (REIA). This requirement is to assure that prospective investors are somewhat educated on real estate and real estate related investments prior to investing.

REIA Investments is a statutory underwriter and will be required to comply with all obligations imposed on statutory underwriters under the 33 Act.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

The following table sets forth information about our executive officers and directors as of the date of this prospectus:

Thomas "Tom" Hennigan, 71, is the Managing Member and sole Member of our Managing Member, REIA Investments Management, LLC. REIA Investments Management, LLC was organized in November 2012.

Mr. Hennigan has had a lengthy history in the real estate industry: In the fall of 1981, Tom became full-time real estate investors; buying, rehabbing, selling and renting up to 25 single family homes a year. In May 1988 Tom began brokering private mortgages and purchasing partials. In 1991 his investments turned almost exclusively to real estate paper (purchasing discounted private mortgages, tax deeds & hard money loans). In 1984, Tom began instructing classes for New Orleans REIA members. (Contracts, Bond for Deed a.k.a. Land Contracts, Financial Calculators and Time Value of Money) Tom also taught "Seller Financing" and "Bond (Contract) for Deed" classes to thousands of licensed real estate agents from 1989 thru 2001. Attendees for his classes qualified for 4 hours of CEC from Louisiana Real Estate Commission.
Contract and Mortgage Servicing- In February 1985, Tom founded Escrow Servicing, Inc., to service the private mortgages and land contracts that the agents produced. The portfolio of mortgages and land contracts being serviced provided a gold mine for investment opportunities. In 1995, Tom's company became a Licensed Mortgage Lender. In 2002, Tom sold the $100+ million servicing portfolio to a national company and went into semi-retirement to manage his Self-Directed Roth IRA.

Tom purchased his first tax deeds in October 1982 with an initial investment of $2,500.00. The "on the job training" proved that tax deeds were an ideal passive investments for his IRA account. Then Roth IRA became available in 1997 and he converted his regular IRA and

Simple IRA investments into the Roth IRA. Tom became involved in the legislative process in April of 1993 when he learned about proposed legislation that would have been disastrous to property owners, as well as investors and other buyers. Tom "rallied the troops" and delivered over 100 buyers, sellers, real estate agents and investors to the committee hearings. After he testified before the Civil Law Committee about the value of Land Contracts to Louisiana citizens, the proposed legislation died and never made it out of committee. With victory at one session, Tom knew that the opponents (bankers and mortgage companies) would be back the following year with more ammunition. So Tom didn't just quit there, he began to invest in the political process (both time & money) and countered the opponents by proposing legislation designed to strengthen the status of bond for deed with additional protection for the buyer.

Competing bills forced the Legislature to refer the matter to Louisiana Law Institute Committee for review. Tom became the only non-attorney appointed to the Law Institute Committee on Bond for Deed. By the time the committee wrote its recommendations, Tom views were in the majority and the committee wrote the legislation requiring "Licensed and Bonded Escrow Agents for Bond for Deed" to process payments and recommending Homestead Exemption status for "purchasers of real estate under Bond for Deed who occupy the property as their home." Both bills passed, Bond for Deed became respectable and Escrow Services, Inc., became the largest service company as a Licensed Escrow Agent in Louisiana. Today, Mr. Hennigan still contributes to political campaigns and keep abreast of proposed legislation that could affect his holdings in Louisiana.

Mr. Hennigan served as the President of the New Orleans Real Estate Investment Association starting in 1984. During his tenure, he grew the group to 800 paid members. He also founded the National Leadership Congress (NLC) with the first meeting on October 17, 1985 in New Orleans. Several years later, NLC became Real Estate Leadership Association of America and then in 1995 the members elected to incorporate as the National Real Estate Investors Association Inc.

Mr. Hennigan recently founded the Alamo REIA and was elected to the Board of Directors for National REIA. He resides in San Antonio, TX.

Advisory Board

Mr. Hennigan has established an Advisory Board in order to evaluate both investment policies, investments, and Membership policies. The Advisory Board currently serves without compensation and advises Mr. Hennigan as need be and at quarterly conference calls.

Tim Norris is the President of the National Real Estate Insurrance Group and Affinity Group Management focusing on providing insurance for the commercial and investment residential real estate community. He also serves as the Treasurer of the National Real Estate Investors Association, a national real estate investor organization. Previously, four approximately four years, Mr. Norris served as a Board Member of the Real Estate Investor Association of Great Cincinnati and a Member of the National Real Estate Insurance Group. From 1991 to 2008, Mr. Norris owned and operated the Norris & Associates Insurance Agency, Inc.

Dr. Albert Lowry is a professional real estate investor, speaker, and author. Aside from earning his Ph.D. in Business Administration, Dr. Lowry has written and published over 20 books. His first, *How You Can Become Financially Independent by Investing in Real Estate*, earned the distinguished Best Sellers List of the New York Times for three consecutive years. As a result of earning many professional real estate designations, Dr. Lowry was hand-picked to teach the very first Master's Degree Program in Real Estate. Al Lowry was named to the Academy of American Exchangers Hall of Fame, which is considered the highest single honor accorded any individual engaged in real estate.

Several years ago, Dr. Lowry began holding real estate investment seminars in major cities worldwide, where he has been influential in teaching his methods to real estate professionals, famous millionaires, renowned experts, and everyday people. Dr. Albert Lowry started the original Real Estate Investors' Association (REIA), and now they have flourished worldwide, with over 3,000 in the United States alone.

Rebecca McLean is currently Executive Director of National REIA, ARPOLA, REIA of Greater Cincinnati, Kentuckiana REIA, the Kentucky Chapter of CCIM, and the Kentucky Real Estate Exchangors. She is the Assistant Vice President of the Greater Cincinnati Northern Kentucky Apartment Association. She also assists, through her company Association Resources, the Greater Dayton REIA, Diversified Investors Group and the Kentucky Commercial Real Estate Conference.

Rebecca is originally from Southeastern Kentucky. She attended Union College where she earned a Bachelor of Science degree in Accounting and Business Administration with minors in English and Economics. She graduated in three years Magna cum Laude. She interned in accounting at Evans, Phillips, and Associates and upon graduation moved to Lexington, KY to join J.C. Bradford & Co., LLC., a regional securities firm.

Upon her move to Cincinnati she chose to utilize her skill in working with people through a human resources training position with PepsiCo. After instructing many in this position she decided to focus on a more fulfilling training position with GSA Inc. assisting individuals in career placement and job readiness training.

Rebecca began as a financial consultant to the Apartment Association but soon joined the organization full time to assist them in pursuing their goals of growth and community outreach. Her main focus with GCNKAA was developing non-dues revenue sources for the association and coordinating the Building Better Communities Program, a joint venture with the City of Cincinnati. She has written programs that are being utilized nationwide for community development and creating partnerships. These programs have been recognized throughout Ohio and beyond, as evidenced by the Ohio Community Policing Governor's Award of Excellence for Special Needs Initiative, the NAA Victor Award, the ASAE AAA Award and the CSAE statesman award.

When priorities shifted with the birth of her first child, Rebecca took time off to develop her own consulting firm, specializing in Small Business Development, which allowed her to integrate family and career. This eventually led her to the Apartment Association where she began her experience in association management. When GCNKAA branched into outside association management, Rebecca was called on to manage the outside contracts. This began her passion for real estate associations and their member investors and landlords.

Through a family business Rebecca has owned and managed as many as 18 single family residences and two commercial buildings which provides a unique perspective on managing real estate associations.

Scott Whaley started out in 1982 as an intern for the Henry S. Miller Co. as a commercial real estate intern. Within 5 short months he had gone full time as an agent. Four years later he opened up his own commercial real estate brokerage and development firm. Eventually moving that company to Nashville, TN and building a $20,000,000 shopping center. Thereafter, Scott went on to work for the RTC (Resolution Trust Corporation) as an asset manager and then spent two year as a mortgage broker and originator.

With a background of over 15 years as a commercial real estate broker, developer and 10 years donating his time as a board member and committee chair for National REIA he brings a unique perspective on what it takes to make it as a professional real estate investor.

Scott is one of only a handful of coaches worldwide to have earned the coveted title of Master Coach for Tony Robbins. Scott also holds numerous certifications in change and peak performance disciplines such as Trainer of NLP (Neuro-Linguistic Programming and Master Hypnotherpist). His experience also includes: Board or Committee Member for the National Real Estate Investors Association for 6 years; creating & operating his own Commercial Real Estate Brokerage and Shopping Center development company; loan officer for Single Family home buyers; asset manager for the RTC (Resolution Trust Corporation); establishing and operating his own promotional and educational companies.

Scott is currently the VP for National REIA and coaches and teaches investors how to build their investing businesses. He also teaches and coaches in peak performance psychology and techniques for investors and business owners nationwide and is always excited to share his experience and life changing message with groups.

M. Jane Garvey is an active investor, landlord, group leader, educator and legislative watchdog. She has been investing since 1979, and has experience and knowledge in many aspects of the business including landlording, rehabbing, financial analysis, foreclosures, deal structuring, and much more.

Jane Garvey has a background in industrial engineering and management sciences, with degrees from Cornell University and Northwestern University. She started investing in real estate in 1979, while teaching in the business school at Loyola University of Chicago. In the spring of 1984, Jane gave up her teaching position to pursue investing on a full time basis. She specializes in rehabs and rentals, and solving real estate problems.

In 1983, Jane co-founded the Chicago Creative Investors Association (www.ccia-info.com), where she currently provides education, motivation, and networking opportunities for over 4000 real estate investors area wide. Jane was instrumental in founding the National Real Estate Investors Association, and served in various capacities on its Board of Directors. Jane was the founding President of the Illinois Rental Property Owners Association, and is still active on its Political Action Committee and as a Vice President.

She has taught real estate investing courses, and written extensively on many aspects of the business. Jane is a highly respected expert with a reputation for providing simple solutions for complex problems.

Jane has been quoted in prominent publications such as CNN/Money, Money Magazine, Smart Money, the Chicago Tribune, The Los Angeles Times, and Kiplinger's Personal Finance on many aspects of the real estate business. She has been interviewed on numerous radio shows, and quoted in many books and newsletters.

Carl Fischer is an Ivy League graduate and third generation real estate developer. Carl began his investing career in the 1970's when he was employed as a rocket scientist at Kennedy Space Center in Cape Canaveral, Florida. He is presently one of the founders and principals in CAMA Self Directed IRA, LLC (dba CamaPlan). CamaPlan is a national company headquartered in Blue Bell, PA.

Carl has implemented plans and managed over 20 million dollars in real estate transactions. His real estate investments include commercial and residential properties, including real property, notes, and mortgages. He has been able to increase his personal net worth and control many endeavors with the self-direction tools available. In addition to his hands on experience, he has the opportunity to speak to many groups including real estate investors and brokers, CPA's, financial advisors, and mortgage professionals about the power and possibilities of IRA, 401k, and qualified plan self-direction. He presently has investments in PA, NJ, NY, FL, NC, and WI.

Carl's unique background, education, experience, and empirical information relating to business, finance, technical requirements, scheduling and overall management makes him a key element in the success of his clients controlling their own financial future.

Anna Mills is a realtor in Ohio & Michigan for 30+ years and holds top designations as an Investor Specialist, Certified on Distressed Property & Short Sales, VIP Relocation, Tax Reduction work, Professional Housing Provider and Court Appraisals. Early in her career, she became a builder and an investor by acquiring properties (no money down). She currently holds 12 professional real estate & contractors licenses including the skill trades of plumbing, heating, electrical contractor, lead paint Supervisor & Contractor.

Anna Mills is the current President of 'Toledo Real Estate Investors Assn' and past president of Ohio Real Estate Investors (OREIA), and National Real Estate Investors Assn. (NaREIA). Besides rebuilding Toledo neighborhoods, one rehab house at a time, Toledo REIA also created the "Donate-a-House" program with all the profits going back into the community through Northwest Ohio Food Bank.

Ms. Mills co-authored the 'Landlord Tenant Handbook' and also speaks and teaches landlord workshops for the local housing authority, nationwide REIAs, and area banks. She has spoken as far away as Australia & New Zealand through Lourdes College. Anna is past president of Toastmasters with an Advanced Toastmaster (CTM) Silver designation, has been a member of Women's Council of Realtors (WCR), and Women's Entrepreneurial Network (WEN).

Vena Jones-Cox is a 20+ year veteran of the residential investment real estate market, and is a nationally-known expert in small residential real estate investing. She has been a principal in over 500 including wholesale real estate, rental properties, lease/options, land/contracts, defaulted notes, and apartment buildings. She is the past president of the Ohio Real Estate Investors Association and the National Real Estate Investors Association, and host of Public Radio's Real Life Real Estate Investing. Her wide range of education, experience, and national contacts makes her key in acquisition and disposition of distressed assets.

Limitations on Managers' and Managing Members' Liability and Indemnification Agreements

As permitted by Nevada law, our amended and restated certificate of organization and operating agreement contain provisions that limit or eliminate the personal liability of our directors for breaches of duty to the corporation. Our amended and restated certificate of organization and operating agreement limit the liability of directors to the fullest extent permitted under Nevada law. Nevada law provides that management of a limited liability company will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our Members;
- any act or omission not in good faith, believed to be contrary to the interests of the company or its members, involving reckless disregard for the director's duty, for acts that involve an unexcused pattern of inattention that amounts to an abdication of duty, or that involves intentional misconduct or knowing or culpable violation of law;
- any unlawful payments related to dividends, unlawful stock repurchases, redemptions, loans, guarantees or other distributions; or
- any transaction from which the director derived an improper personal benefit.

These limitations do not affect the availability of equitable remedies, including injunctive relief or rescission. As permitted by Nevada law, our amended and restated certificate of organization and operating agreement also provide that:

- we will indemnify our directors and managers to the fullest extent permitted by law;
- we may indemnify our other employees and other agents to the same extent that we indemnify our managers and directors; and
- we will advance expenses to our directors and managers in connection with a legal proceeding, and may advance expenses to any employee or agent; provided, however, that such advancement of expenses shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person was not entitled to be indemnified.

The indemnification provisions contained in our amended and restated certificate of organization and operating agreement are not exclusive.

DIRECTORS OF THE COMPANY

We currently do not have a Board of Directors. When our business becomes more established, we hire additional employees, and have a greater need, the Manager will work towards establishing a proper Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation earned from inception to November 30, 2012 by each person serving from inception to November 30, 2012as our principal executive officer or other executive officer, who we collectively refer to as our "named executive officers" or "Manager"

Name and	Year	Salary	Bonus	Option	All Other

Principal Position				Awards	Compensation(1)
Thomas Hennigan, Managing Member of the Managing Member	2012	$0	$0	$0	100 UNITS
Thomas Hennigan, Managing Member of the Managing Member	2013	$0	$0	$0	$0

For his organizing of our Company, the business plan development, putting together of this offering, our initial capitalization of $30,000, and other related services, our Manager, Thomas Hennigan, was awarded 100% of the available Common Units of the Company.

The Manager shall receive reimbursement for expenses incurred on behalf of the Company. The Manager will also receive all distributions available AFTER the Members holding Preferred Units have received their Preferred Return, annualized, paid quarterly.

TRANSACTIONS WITH RELATED PERSONS

Since our inception, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates and immediate family members of our directors, executive officers (or our "Manager") and 5% Unit holders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Thomas Hennigan, our Manager, was issued 100% of the Common Units available of the Company. There are no other Members of the Company.

Participation in Units

Our Manager and 5% Member may purchase Units.

Financing Arrangements with Significant Members, Managers, Directors and Officers

None.

Our operating agreement provides that we will indemnify our Manager to the fullest extent permitted by Nevada law.

LITIGATION

From time to time, the Company may be subject to litigation. However, at the time of this Offering, the Company knew of no pending litigation and is currently not subject to any judgments, liens or litigation.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain relevant federal income tax considerations resulting from an investment in the Company, but does not purport to cover all of the potential tax considerations applicable to any specific purchaser. Prospective investors are urged to consult with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law. The Company will not seek, and therefore will not obtain, an opinion of counsel as to any tax consequences intended to result from an investment in the Company.

Taxation of Undistributed Fund Income (Individual Investors)

Under the laws pertaining to federal income taxation of limited liability companies that are treated as partnerships, no federal income tax is paid by the Company as an entity. Each individual member reports on his federal income tax return his distributive share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Each individual member partner may deduct his distributive share of Fund losses, if any, to the extent of the tax basis of his Units at the end of the Company year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the member as it was for the Company. Since individual members will be required to include Fund income in their personal income without regard to whether there are distributions of Fund income, such investors will become liable for federal and state income taxes on Fund income even though they have received no cash distributions from the Company with which to pay such taxes.

Distributions of Income

To the extent cash distributions exceed the current and accumulated earnings and profits of the Company, they will constitute a return of capital, and each Member will be required to reduce the tax basis of his Units by the amount of such distributions and to use such adjusted basis in computing gain or loss, if any, realized upon the sale of Units. Such distributions will not be taxable to Members as ordinary income or capital gain until there is no remaining tax basis, and, thereafter, will be taxable as gain from the sale or exchange of the Units.

Tax Returns

Annually, the Company will provide the Members sufficient information from the Company's informational tax return for such persons to prepare their individual federal, state and local tax returns. The Company's informational tax returns will be prepared by certified public accountants selected by the Manager.

Unrelated Business Taxable Income

Units may be offered and sold to certain tax exempt entities (such as qualified pension or profit sharing plans) that otherwise meet the investor suitability standards described elsewhere in this Offering Circular. (See "Investor Suitability Standards.") Such tax exempt entities generally do not pay federal income taxes on their income unless they are engaged in a business which generates "unrelated business taxable income," as that term is defined by Section 513 of the Code.

Under the Code, tax exempt purchasers of Units may be deemed to be engaged in an unrelated trade or business by reason of interest income earned by the Company. Although interest income (which will constitute the primary source of Fund income) ordinarily does not constitute an item of unrelated business taxable income, this exclusion does not apply to the extent interest income is derived from "debt-financed property." To increase Fund profits or increase Fund liquidity, the Managers may borrow funds in order to invest in properties. This "leveraging" of the Company's property portfolio will constitute an investment in "debt-financed property" will be unrelated business income taxable to ERISA plans. Unrelated business income is taxable only to the extent such income from all sources exceeds $1,000 per year. The remainder of a tax exempt investor's income will continue to be exempt from federal income taxes to the extent it complies with other applicable provisions of law, and the mere receipt of unrelated business income will not otherwise affect the qualification of an IRA or ERISA plan under the Code. The Manager does not anticipate that the Company will ever earn so much unrelated business taxable income as to exceed this $1,000 threshold for any tax exempt investor.

Rents from real property and gains from the sale or exchange of property are also excluded from unrelated business taxable income, unless the property is held primarily for sale to customers or is acquired or leased in certain manners described in Section 514(c)(9) of the Code. Therefore, unrelated business taxable income may also be generated if the Company operates or sells at a profit any property, but only if such property (1) is deemed to be held primarily for sale to customers, or (2) is acquired from or leased to a person who is related to a tax- exempt investor in the Company.

The trustee of any trust that purchases Units in the Company should consult with his tax advisors regarding the requirements for exemption from federal income taxation and the consequences of failing to meet such requirements, in addition to carefully considering his fiduciary responsibilities with respect to such matters as investment diversification and the prudence of particular investments.

SUMMARY OF OPERATING AGREEMENT

The following is a summary of the Operating Agreement for the Company dated as of November 27, 2012, and is qualified in its entirety by the terms of the Operating Agreement itself. Potential investors are urged to read the entire Operating Agreement which is set forth as Exhibit A to this Offering Circular.

Membership Classes

The Company currently has two outstanding membership classes: (i) the Preferred Units issued to the Manager; and (ii) the Preferred Units being offered as Units to new members in three different classes: Class A, Class B, and Class C.

Rights and Liabilities of Members

The rights, duties and powers of Members are governed by the Operating Agreement and The Nevada Revised Limited Liability Company Act (the "Act") and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and Act. Preferred Members who become Members in the Company in the manner set forth herein will be responsible for the obligations of the Company and will be liable only to the extent of their agreed upon capital contributions. Members may be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

Members will have no control over the management of the Company whatsoever except a Member Majority may elect a new successor manager upon the cessation of a Manager for any reason (such as the withdrawal or resignation). It will be impossible for the Members to remove a Manager or, for that matter, make any of the decisions above, without the consent of the Managers.

Capital Contributions

Preferred Units in the Company will be sold in Units of $1 each. No person may initially acquire less than 25,000 Units, unless the Managers exercise the right in their discretion to issue fractional Units. For purposes of meeting this minimum investment requirement, a person may cumulate Units he or she purchases individually or with ERISA funds with Units purchased by his or her spouse or related family members, all at the discretion of the Manager. To purchase Units an investor must deliver to the Company a Subscription Agreement.

Rights, Powers and Duties of Manager

Subject to the right of the Members to vote on specified matters, the Manager will have complete charge of the business of the Company. The Manager is not required to devote full time to Fund affairs but only such time as is required for the conduct of Fund business. The Manager acting alone has the power and authority to act for and bind the Company.

The Manager is granted the special power of attorney of each Member for the purpose of executing the documents which the Members have expressly agreed to execute and deliver or which are required to be executed, delivered and/or filed under applicable law.

Profits and Losses

Losses for any Allocation Year shall be allocated among the Members in proportion to their positive Capital Account balance, until the balance of the Capital Account balance equals zero. Thereafter, all losses shall be allocated in accordance to the individual Members' invested capital. Profits shall be similarly allocated, but profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated in accordance with the amount of the Members' distributive share.

Cash Distributions

Promptly after the end of each quarter, the Company will make distributions of Cash Available from Operations in amounts to be determined at the sole discretion of the Manager, as follows:

1. First, to the Class A, Class B, and Class C Preferred Members, pro rata in accordance with their percentage interests in the Company, in an amount equal to their Class Preferred Return, annualized, on their Capital Contributions.
2. Then, to the Manager, in an amount equal to all remaining distributable Cash Available From Operations, as determined by the Manager, after the distributions to the Preferred Members as set forth in 1 above

Capital Transactions

In the event of a Capital Transaction (as defined in the Operating Agreement of the Company), the proceeds from such a Capital Transaction will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

1. First, to the Preferred Members, in an amount equal to 100% of that portion of each Preferred Member's capital account allocated to the property involved in the Capital Transaction, based upon the cost of that property as a percentage of the cost of all properties purchased by the Company ("**Cost Basis**").
2. Second, to the Preferred Members holding Class A, Class B, and Class C Units, in accordance with their Percentage Interests, until the Preferred Members have received total distributions equal to their designated Class Preferred Return per annum return on their aggregate Capital Contributions.
3. Third, to the Manager, in an amount equal to all remaining proceeds from the capital transaction.

Capital Account Maintenance

The Manager will establish a capital account for each Preferred Member which will, upon admission to the Company, be credited with the amount paid by such Preferred Member for the purchase of Units. Thereafter, Preferred Members' capital account balance will be increased on a quarterly basis by: (i) the Preferred Members' pro rata share of any net income earned by the Company in such period; and (ii) any additional capital contributions made by the Preferred Members during such period through the purchase of additional Units. Preferred Members' capital account balance will be reduced on a quarterly basis by the amount of cash distributions made to the Preferred Members.

In the event any interest in the Company is transferred according to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

Meetings

The Manager may call a meeting of the Company. Unless the notice otherwise specifies, all meetings will be held at the office of the Company.

Accounting and Reports

Quarterly Reports

The quarterly reports will provide the following information:

(a) the location and a description of the general character of all materially important real properties acquired or presently intended to be acquired by or leased to the program, during the quarter,

(b) the present or proposed use of such properties and their suitability and adequacy for such use,

(c) the terms of any material lease affecting the property,

(d) the proposed method of financing, including estimated down payment, leverage ratio, prepaid interest, balloon payment(s), prepayment penalties, due-on-sale or encumbrance clauses and possible adverse effects thereof and similar details of the proposed financing plan,

(e) a statement that title insurance and any required construction, permanent or other financing and performance bonds or other assurances with respect to builders have been or will be obtained on all properties acquired, and

(f) a statement of the amount of proceeds in the program which remain uncommitted or unexpended, stated as both a dollar amount and percentage of the total amount of the offering proceeds

Annual Reports

The Manager will cause to be prepared and furnished to the Members an annual report of the Company's operation, which will include financial statements audited by an independent accounting firm. Within six months of the close of the year covered by the report, a copy or condensed version will be furnished to the Members. The Members will also be furnished such detailed information as is reasonably necessary to enable them to complete their own tax returns within 90 days after the end of the year. Any Member may inspect the books and records of the Company at all reasonable times and upon reasonable prior notice to the Manager.

Amendment of the Agreement

The Operating Agreement may be amended by the Manager alone.

Withdrawal from Fund

A Member that wishes to withdraw from the Company may ask for the return of their Capital Account one year from the date their Subscription Agreement has been accepted by the Company ("Withdrawing Member.") The Withdrawing Member must submit their request in writing to one of the following:

By email:
XXXXXXXXX

By U.S. Mail: 18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

The requesting Member must explicitly state the amount that it is requesting to withdraw and the date of such request. ("Notice")

The amount that a Withdrawing Member will receive from the Company is based on the Withdrawing Member's capital account. A capital account is the amount that the Withdrawing Member paid in cash to the Company less any withdrawals. Although Members are allowed to request the return of their Capital Account, it is solely to the discretion of the Manager to return such Capital Account before the Manager distributes the return of Capital Accounts expected to happen between years five and seven of the Company. The Manager will not establish a Reserve Account for such requests.

Exit Strategies

It is the intent of the Manager to provide an exit strategy to the within five to seven years of the date of this offering.

The Manager will make a decision regarding the appropriate exit strategy at the time in accordance with market conditions.

Dissolution and Winding-Up

The Company may be dissolved upon (i) the entry of a decree of judicial dissolution; or (ii) the sale of all or substantially all of Company's assets. Upon dissolution of the Company, all Preferred Members will participate in the Company's liquidating distributions in proportion to their relative capital accounts.

Limitations on Transferability

The Operating Agreement places substantial limitations upon transferability of membership interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase a Unit in this offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled.

Term of the Company

The Manager intends to operate the Company until a dissolvable event.

Mediation and Arbitration

Any dispute between the parties in connection with the Operating Agreement is subject to certain mediation and arbitration requirements set forth in the Operating Agreement. Potential investors should review such requirements and limitations prior to investing.

REIA INVESTMENTS L.L.C.
(a Development Stage Company)
FINANCIAL STATEMENTS

December 31, 2012
(Audited)

FINANCIAL STATEMENTS

Stan J.H. Lee, CPA
2160 North Central Rd Suite 209 * Fort Lee * NJ 07024
P.O. Box 436402* San Diego* CA 92143-9402
619-623-7799 * Fax 619-564-3408 * stan2u@gmail.com

Report of Independent Auditors

Member and Management of
REIA INVESTMENTS L.L.C.

We have audited the accompanying balance sheets of REIA INVESTMENTS L.L.C. (the "Company") as of December 31, 2012 and the related statements of operations and statement of changes in net assets attributable to the member and cash flows for the period beginning November 17, 2012 (inception) to December 31, 2012 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and the results of its operations and its cash flows for the period aforementioned then ended in accordance with accounting principles generally accepted in the United States.

FINAL DRAFT

____

Stan J.H. Lee, CPA
Fort Lee, NJ 07024 US
January 22, 2013

REIA Investments L.L.C.

(A Development Stage Company)

Balance Sheets

		as of December 31, 2011
Assets		
Current Assets		
Cash		15,603
Total Current Assets		15,603
TOTAL ASSETS	**4**	**15,603**
Liabilities and Member's Equity (Deficit)		
Current Liabilities		
Accounts Payable		750
Total Current Liabilities		750
Total Liabilities		**750**
Net Assets Attributable to the Member	$	14,853

Please see the notes accompanying the financial statements

REIA Investments L.L.C.

(A Development Stage Company)

Statements of Operations

	From November 17, 2012 (inception) to December 31, 2012	Cumulative from November 17, 2012 (inception) to December 31, 2012
Revenues	$ -	$ -
Total Revenues	-	-
Operating Costs		
Legal Fees	12,500	12,500
Rents	1,897	1,897
Accounting Fees	750	750
Total Operating Costs	15,147	15,147
Other Income (loss)		
Other Income (expense)	-	-
Income (Loss) Before Provision for Income Tax	(15,147)	(15,147)
Provision for Income Tax	-	-
Increase (Decrease) in Net Assets Attributable to the Member from Operations	$ (15,147)	$ (15,147)

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)

Statement of Changes in Net Assets Attributable to the Member

	Operating Member	Limited Member	Total
Net assets attributable to the member at November 27, 2012 (inception)	$ -	$ -	$ -
Capital contributions	30,000	0	30,000
Net Income (loss) for the period from November 17, 2012 (inception) to December 31, 2012	(15,147)	-	(15,147)
Balance, December 31, 2012	**14,853**	-	**14,853**

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)

Statements of Cash Flow

		From November 17, 2012 (inception) to December 31, 2012		Cumulative from November 17, 2012 (inception) to December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(15,147)	$	(15,147)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Increase in other current asset				
Changes in operating assets and liabilities:				
Increase (decrease) in accounts payable		750		750
Net cash provided by (used in) operating activities		**(14,397)**		**(14,397)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Net cash provided by (used in) investing activities		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in officer advances				
Member Contributions		30,000		30,000
Net cash provided by (used in) financing activities		**30,000**		**30,000**
Net increase (decrease) in cash		**15,603**		**15,603**
Cash at beginning of period		-		-
Cash at end of period	***$***	**15,603**	***$***	**15,603**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid during year for :				
Interest	$	-	$	-
Income Taxes	$	-	$	-

Please see accompanying notes.

REIA INVESTMENTS L.L.C.
NOTES TO FINANCIAL STATEMENTS
(A Development Stage Company)
December 31, 2012

1. NATURE OF OPERATIONS

("The Company") was formed in the State of Nevada on November 17, 2012 as Limited Liability Company ("LLC") to engage in the creation and development of an investment strategy. The Company is in the development stage with no revenues and a limited operating history.

DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined by ASC 915-10-05, "Development Stage Entity". The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated, since inception, have been considered as part of the Company's development stage activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instrument
Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. FASB ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The recorded amounts of financial instruments, including cash equivalents and accounts payable, approximate their market values as of December 31, 2012.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have any significant impact on the Company's results of operations, financial position or cash flow. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. RELATED PARTY TRANSACTIONS

REIA INVESTMENTS MANAGEMENT, LLC, operating member, provides management service to the Company for no compensation.

4. COMMITMENT AND CONTINGENCIES

Other than commitment already disclosed above, the Limited Liability Company did not have significant capital and other commitments, or guarantees as of December 31, 2012.

5. SUBSEQUENT EVENTS

In accordance with *ASC 855, Subsequent Events*, the Company has evaluated subsequent events through the date of available issuance of these audited financial statements. During this period, the Company did not have any material recognizable subsequent events.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements and the related notes elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

REIA Investments, a development stage company, was formed as a Nevada limited liability company, on November 27, 2012 with the intention of purchasing bulk notes and properties with eventual resale to other real estate investors at a discounted price.

Results of Operations

For the period ended December 31, 2012

There were no revenues for the period from inception to December 31, 2012. The company did not pay nor recognize any interest expense for the period ended December 31, 2012.

We expect to incur the normal expenses related to an operating company such as accounting and legal costs. We may drain all available financial resources to pay for such costs depending on our operations and costs. To date, our attorney has provided services in exchange for a nominal fee, but there is no guarantee that this will continue and thus, we may be financial distressed because of the costs associated with being a public company. As we begin to generate revenues, realize expenses, and acquire assets, it is possible that the costs related with being an operating company will increase.

Liquidity and Capital Resources

The creating of our website and related marketing costs along with legal and accounting costs involves the expenditure of capital. The Company may have to look to Mr. Hennigan or to third parties for additional capital. There can be no assurance that the Company will be able to secure additional financing or that the amount of any additional financing will be sufficient to conclude its business objectives or to pay ongoing operating expenses.

In the past, Mr. Hennigan has provided any cash needed for operations, including any cash needed for this Offering. To date, Mr. Hennigan has capitalized the Company with $30,000 to cover all of our startup costs related to this Offering and to the development and deployment of our platform. We believe that this will be sufficient to deploy our business plan to its fullest.

If Mr. Hennigan is unable to lend additional funds to the Company in the event that Company needs additional funds, we may need to deploy a plan to sell additional shares or look to a third party to lend funds to the Company. If the Company is to borrow funds from a third party, the terms and conditions of such a loan will most likely not be on terms as favorable as the terms offered by Mr. Hennigan in the past. If we are unable to address our liquidity issues, there is a great chance that the Company will not have adequate funding to continue its business plan and will thus, fail.

We currently have $15,603 in cash and our only cost thus far has been legal fees. We believe that the cash we have available will sustain us for approximately twelve (12) more months.

Equity Distribution to Management

Since our incorporation, we have raised capital through private sales of our common equity. As of the date of this offering, we have issued 100 units to our Manager, Thomas Hennigan, in exchange for cash and services. Specifically, Mr. Hennigan was issued 100% of all of our units in exchange for $30,000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

PART III — EXHIBITS

Item 1. Index to Exhibits

1. Articles of Organization
2. Operating Agreement
3. Subscription Agreement
4. Material Contracts
5. Opinion re: Legality
6. Sales Material

1


050103



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Organization Limited-Liability Company
(PURSUANT TO NRS CHAPTER 86)

Filed in the office of Ross Miller Secretary of State State of Nevada	Document Number 20120795054-45 Filing Date and Time 11/27/2012 11:31 AM Entity Number E0607432012-2

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Limited-Liability Company: (must contain approved limited-liability company wording; see instructions)

REIA INVESTMENTS L.L.C.

☐ Check box if a Series Limited-Liability Company ☐ Check box if a Restricted Limited-Liability Company

2. Registered Agent for Service of Process: (check only one box)

☒ Commercial Registered Agent: INCORP SERVICES, INC.
Name

☐ Noncommercial Registered Agent (name and address below) OR ☐ Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity

Street Address | City | Nevada | Zip Code

Mailing Address (if different from street address) | City | Nevada | Zip Code

3. Dissolution Date: (optional)

Latest date upon which the company is to dissolve (if existence is not perpetual):

4. Management: (required)

Company shall be managed by: ☒ Manager(s) OR ☐ Member(s) (check only one box)

5. Name and Address of each Manager or Managing Member: (attach additional page if more than 3)

1) REIA INVESTMENTS MANAGEMENT, LLC
Name
24906 SHINNECOCK TR. | SAN ANTONIO | TX | 78260
Street Address | City | State | Zip Code

2)
Name
Street Address | City | State | Zip Code

3)
Name
Street Address | City | State | Zip Code

6. Effective Date and Time: (optional)

Effective Date: Effective Time:

7. Name, Address and Signature of Organizer: (attach additional page if more than 1 organizer)

MARK DEVINCENTIS
Name

X MARK DEVINCENTIS
Organizer Signature

38730 SKY CANYON DRIVE SUITE A | MURRIETA | CA | 92563
Address | City | State | Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X INCORP SERVICES, INC.
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

11/27/2012
Date

This form must be accompanied by appropriate fees.

SECRETARY OF STATE



STATE OF NEVADA

LIMITED LIABILITY COMPANY CHARTER

I, ROSS MILLER, the Nevada Secretary of State, do hereby certify that **REIA INVESTMENTS L.L.C.** did on November 27, 2012, file in this office the Articles of Organization for a Limited Liability Company, that said Articles of Organization are now on file and of record in the office of the Nevada Secretary of State, and further, that said Articles contain all the provisions required by the laws governing Limited Liability Companies in the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on November 27, 2012.

ROSS MILLER
Secretary of State



Certified By: Electronic Filing
Certificate Number: C20121127-1908
You may verify this certificate
online at **http://www.nvsos.gov/**

2

EXHIBIT B – MASTER LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OPERATING AGREEMENT

REIA INVESTMENTS, LLC

A Nevada Limited Liability Company

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTEREST HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHICATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

OPERATING AGREEMENT
REIA INVESTMENTS, LLC
A Nevada Limited Liability Company

This Operating Agreement (the "Agreement") made and entered into this 27th day of November, 2012 by and among those persons whose names and addresses are set forth below (the "Members"), being the members of REIA INVESTMENTS, LLC, A Nevada limited liability company (the "Company"), represent and agree as follows: (Each of the following named parties is referred herein as a "Member" and collectively, as the "Members" as defined in Section 2 hereof)

1. Formation, Name, Purposes, Definitions

1.1. A Nevada Limited Liability Company

(a) The Members hereby authorize the Manager to execute and deliver a Certificate of Formation to the Nevada Secretary of State in accordance with and pursuant to the Act and to execute and deliver any documents necessary to register the Company as a foreign limited liability company.

(b) The Members hereby agree to form the Company as a limited liability company under and pursuant to the provision of the Act and agree that the rights, duties, and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein.

(c) Upon their execution of this Agreement, without the need for the consent or other action of any Person, those Persons whose names appear on the signature page shall be admitted as Members of the Company. In their capacities as Members, those Persons shall not make any Capital Contribution to the Company and shall have no Membership Interest (hereafter “Founders”). The Founders may, however, subsequently also become Members in those separate capacities, acquire Membership Interests.

(d) The Company has established two classes of Units; Members who subscribe for Units under the Private Placement Memorandum dated October 20, 2012 shall receive Preferred Units and be entitled to the rights of those Units. Only the individuals of the Manager shall receive Common Units and those individuals that the Manager designates to receive such Units. Those Members holding Preferred Units shall have limited voting rights in accordance with Nevada Revised Statutes.

1.2. Intent

It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a partnership for purposes of Section 303 of the Federal Bankruptcy Code. No member shall take any action inconsistent with the express intent of the Members.

1.3. Name

The name of the Company shall be REIA INVESTMENTS, LLC a Nevada limited liability company.

1.4. Place of Business

The principal place of business of the Company shall be 18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258, or such other place as the Manager (as hereinafter defined) shall determine in their sole discretion.

1.5. Nature of Business

The primary objective of the Company is to engage in the business of making investments in residential and commercial real and personal property located in the United States of America and abroad. The Company may do everything necessary and suitable for the primary purpose or any other purpose, which our Company may accomplish, which shall at any time, appear conducive to, or expedient for, the protection or benefit of this Company.

1.6. Term
The Company shall commence upon the filing of its Articles of Organization and shall be perpetual unless sooner terminated under the provisions of Article 17 hereof.

1.7. Members
The name and address of each of the Members of the Company is set forth in the Articles of Organization of the Company and in the attached signature pages to this Agreement.

1.8. Registered Office and Registered Agent for Service of Process
The Company's initial registered office and initial registered agent shall be provided in the Articles. The registered office and/or the registered agent may be changed from time to time by the Members by causing the filing of the new address and/or name of the new registered agent in accordance with the Act.

1.9. Definitions
Whenever used in this Agreement, the following terms shall be the following meanings unless the context clearly requires a different interpretation:

"Act" shall mean the Nevada Liability Company Act of the State of Nevada, as may be amended from time to time.

"Additional Member" shall mean any person that is admitted to the Company as an additional member pursuant to Article 12 of this Agreement.

"Advance" or "Advances" shall have meanings as provided in Article 8.3 hereof.

"Agreement" shall mean this written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Bankruptcy" means the happening of any of the following: (a) the entry under Chapter 7 of the Federal Bankruptcy Law of an order for relief against a party; (b) the making by a party of a general assignment for the benefit of creditors; (c) the filing by a party of a voluntary petition under the Federal Bankruptcy Law or the filing by a party of a pleading in any court of record admitting in writing its inability generally to pay its debts as they come due; (d) the filing by a party of a petition or answer seeking for that party any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the filing by a party of an answer admitting the material allegations of, or its consent to, or defaulting in answering, a petition filed against it in any bankruptcy, insolvency or similar proceedings; (f) the filing of any party of an application seeking, consenting to, or acquiescing in, the appointment of a trustee, receiver or liquidator of the party or of all or a substantial part of the party's property; (g) the commencement of any proceeding against a party seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if such proceeding is not dismissed within sixty (60) days after commencement; or (h) the appointment, without a party's consent or acquiescence, of a trustee, receiver or liquidator of that party of all or any substantial part of that party's properties and such appointment is not vacated or stayed within sixty (60) days or the appointment is not vacated within sixty (60) days after the expiration of any stay.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement and applicable Treasury Regulations.

"Capital Contribution" shall mean, with respect to any Member, any contribution to the Company or property (at such other property's initial Gross Asset Value) by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution to the Company pursuant to this Agreement.

"Capital Transaction" shall mean the sale, exchange, disposition, destruction or damage by casualty or taking by eminent domain of all or a significant part of the Company assets, or the refinancing of Company assets

"Class A Units" shall mean those Preferred Units bearing a return of 7% and may be distributed to Members with an Initial Capital Contribution of or greater than $50,000

"Class B Units" shall mean those Preferred Units bearing a return of 6% and may be distributed to Members with an Initial Capital Contribution of or greater than $25,000

"Class C Units" shall mean those Preferred Units bearing a return of 5% and may be distributed to Members with an Initial Capital Contribution of or greater than $10,000.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Common Units" shall mean those Units, which are subordinated to the Preferred Units, that are distributed the Manager and other individuals or entities as the Manager sees fit.

"Company" shall refer to REIA INVESTMENTS, LLC

"Company Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

"Distributable Cash" shall mean, all cash, revenues and funds received by the Company from operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred in the normal operation of the Company's business; and (iii) such Reserves as the Members deem reasonably necessary for the proper operation of the Company's business.

"Effective Income" means the total income received from lending activities or from disposition of Loans serviced by the Company.

"Fair Market Value" means the price a ready, willing and able buyer would pay to a ready, willing and able seller the property for which the Fair Market Value is being calculated hereunder, assuming such property was exposed for sale on the open market for a reasonable period of time, taking into account all purposes of which such property may be used under then existing statutes, laws and ordinances applicable to such property, including, in the case of real property, zoning, land use restrictions, and private restrictions, such as covenants, conditions and restrictions of record.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.
"Good Cause" shall mean only a breach of a Manager's duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager.

"Gross Asset Value" shall mean, with respect to any asset, such asset's adjusted basis for federal income-tax purposes, except as follows:

(i) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as agreed to by Members holding a Majority Interest;
(ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by Members holding a Majority Interest, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (a) and Clause (b) of this sentence shall be made only if Members holding a Majority Interest reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members; and
(iii) the Gross Asset Value of any Company asset that is distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by Members holding a Majority Interest

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (i) or Paragraph (ii) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Interest" shall mean the proportion of that Member's positive Capital Account (if any) bears to the aggregate positive Capital Accounts of all Members whose Capital Accounts have positive balances.

"Loan" shall mean the loans serviced and made by the Company.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for federal income tax purposes plus any expenditures described in Section 705(a) (2) (B) of the Code.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall mean REIA Investments Management, LLC a Nevada limited liability Company or any other person or persons (as hereinafter defined) that become a Manager of the Company pursuant to this Agreement, herein after referred to as "Company Manager"

"Member" shall include: (i) REIA Investments, LLC. in its capacity as a member of the Company; (ii) REIA Investments, LLC. in its capacity as member of the Company ,and (iii) Persons later admitted as Members of the Company, who shall be admitted in accordance with this Agreement. Members of the Company shall at all times be Members of the Company until the Company is dissolved, wound up, and terminated in accordance with the Act and this Agreement. The Company shall be controlled by the Manager.
"Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

"Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Organization Expenses" shall mean legal, accounting, and other expenses incurred in connection with the formation of the Company.

"Percentage Interest" shall be the percentage interests of the Members as determined in accordance with Section 9.1.

"Person" shall mean any individual and any legal entity and their respective heirs, executors, administrators, legal representatives, successors, and assigns.

"Preferred Return" shall mean the portion of Profit to be received by the Member holding such Preferred Units in quarterly payments in accordance with Exhibit A and the Capital Contribution.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for federal income tax purposes plus any income described in Section 705 (a) (1) (B) of the Code.

"Reference Rate" means the reference rate publicly announced from time to time by the Bank of America, N.T. & S.A., as its reference rate.

"Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves that shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"Substitute Member" shall mean any person or entity that or which is admitted to the Company with all the rights of a Member that has died or has assigned his interest in the Company with the approval of all the Members of the Company by unanimous written consent pursuant to Article 13 of this Agreement.

"Treasury Regulations" shall mean the Regulations issued by the Treasury under the Code.

"Unreturned Capital Contributions" means all Capital Contributions made by a Member less any returned capital.

2. Capitalization of the Company

2.1. Total Capital Contributions
Contributions of capital shall be made to the Company as set forth in Exhibit A.

2.2. Time of Capital Contributions

All Member Capital Contributions made to the Company shall be made in total when becoming a Member.

2.3. Preferred Return and Capital Contribution
It is the intent of the Manager to capitalize the Company with $5,000,000 within the first eighteen (18) months of Company Operations. Members, other than the Manager and individuals the Manager designates, shall receive Units with a Preferred Return ("Preferred Units") in accordance to their Capital Contribution. All Members holding Preferred Units shall have equal rights.

Holders of	Shall receive a Preferred Return of:
Class C Units	5%
Class B Units	6%
Class A Units	7%

The Manager, at some time, may need additional capital beyond $5,000,000 for Property or Company operations. The Manager may elect to sell additional Preferred Units or designate a new class of Units for the purposes of raising additional capital. The Managers may or may not allow Members to purchase new or additional Units. Therefore, in the event the Manager seeks additional Capital Contributions from non-members or from only a few Members, certain Members may experience dilution.

2.4. Capital Accounts

2.4.1. Debts and Credits: A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Treasury Regulations,

2.4.1.1. Each Member's Capital Account shall be credited with such Member's distributive share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated pursuant to Article 9 hereof, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

2.4.1.2. Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the Gross Asset Value of any other Company property distributed to such Member's distributive share of Losses allocated to such Member in accordance with this Agreement, any items in the nature of expenses or losses that are specially allocated pursuant to Article 9 hereof, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.
2.4.1.3. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

2.4.1.4. In the event the Gross Asset Values of the Company assets are adjusted pursuant to this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company had recognized gain or loss equal to the amount of such aggregate net adjustment and the resulting gain or loss had been allocated among the Members in accordance with this Agreement.

2.4.2. Interpretation and Changes. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code and applicable Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event the Manager shall determine, after consultation with Company counsel, that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are allocated or computed in order to comply with such applicable federal law, the Manager shall make such modification without the consent of any other Member, provided the Manager determine in good faith that such modification is not likely to have a material adverse effect on the amounts properly distributable to any Member and that such modification will not increase the liability of any Member to third parties.

3. Rights and Duties of Manager

3.1. Management
All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

3.2. Number, Tenure, and Qualifications
REIA Investments, LLC shall be the initial Manager of the Company. The Manager shall hold office until a successor shall have been elected and qualified. Successor Manager(s) need not be a Member of the Company.

3.3. Management and Powers
The making of all Major Decisions concerning the Company shall require the approval of the Manager only. As used herein, the term Major Decision shall mean:

3.3.1. The acquisition by purchase, lease, or otherwise of any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the nature of the business of the Company;

3.3.2. To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan upon the affirmative vote of a Majority-In-Interest of the Members so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

3.3.3. the borrowing of money and issuing of evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company and securing the same by mortgage, pledge, or other lien on any Company property;
3.3.4.Admitting an additional Member to the Company;

3.3.5. The opening, maintaining and closing, as appropriate, all Company bank accounts and (subject to any limitations set forth herein) draw checks and other instruments for the payment of funds associated with Major Decisions.

3.3.6. To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments.

3.4. Authority of the Manager

3.4.1. Except to the extent that such authority and rights have been reserved in Article 3 as set forth above, the Manager shall have the obligation and the exclusive right to manage the day-to-day activities of the Company including, but not limited to the right to:

3.4.2. Obtain all proper security instruments (such as recorded mortgage interest or deed of trust interest) all in accordance with the local governmental rules and regulations; 3.4.3. Employ such agents, employees, general contractors, independent contractors and attorneys as may be reasonably necessary to carry out the purposes of this Agreement;

3.4.4. Obtain, negotiate and execute all documents necessary or appropriate to accomplish the development and growth of the Entity and all portions thereof,

3.4.5. Establish a reasonable reserve for operation of the business of the Company and potential future and contingent Company liabilities;

3.4.6. Pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company; provided, however, that any settlement of a claim which is in excess of insurance proceeds shall be subject to the prior approval of all Managers;

3.4.7. Prepare plans of development, and preparation of Company budgets and financial reports necessary or appropriate to the Company's operation, including but not limited to, all federal and state tax returns and report to the Members;

3.4.8. Engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the development and operation of an individual Entity.

3.4.9.Conveyances.
Any deed, bill of sale, mortgage, security agreement, land contract, assignment, lease for over 3 years, contract of sale or other commitment purporting to convey or encumber the interest of the Company in any or all of any real or personal property at any time owned by the Company or held in its name, which has been approved by a Majority-in-interest of the Members, shall be signed on behalf of the Company by the Company Manager, and no other signature shall be required. A certificate executed by the Company Manager certifying that such approval has been duly given shall be sufficient assurance of such approval for any party contracting with the Company.

3.5. Employment of Unaffiliated Manager
If necessary, the Company shall employ an unaffiliated property manager to manage a Property and its affairs, in the local of the Property on terms that are deemed to be commercially reasonable in the local where the Property is located.

3.6. Delegation of Duties
The Manager shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with Affiliates of either Manager, provided that all contracts with affiliated entities are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that notwithstanding such delegation the Manager shall remain primarily responsible for the active supervision of the work performed or to be performed by any such delegee, consultant or subcontractor.

3.7. Consultation; Quarterly Reports
Notwithstanding anything contained in this Section 3 to the contrary, the Manager agrees that it will use its best efforts at all times to keep the Members advised of all material matters affecting the Company and will provide quarterly reports to the Members.

3.8. Indemnity

Except for the willful misconduct, gross negligence or fraud of the Manager, its officers, shareholders or directors, or its employees or agents, the doing of any act or the failure to do any act by Manager, provided it was done or omitted to be done in accordance with the authority granted in this Agreement and in good faith to promote the best interests of the Company, shall not subject such Manager, or its officers, shareholders, directors or its employees or agents to any liability to the Company. Except for the willful misconduct, gross negligence or fraud of such Manager, the Company shall indemnify and hold harmless the Manager, its officers, shareholders, directors, and its employees and agents from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any person, including reasonable attorney's fees, arising from or in any way connected with the conduct of the business of the Company.

3.9. Financing

3.9.1. It shall be the responsibility of the Manager to arrange temporary or permanent financing for the Company in such amount(s) as reasonably necessary for the proper management of the Company, both in form and upon commercially reasonable terms and at competitive rates. The Manager shall execute any and all loan documentation as required for obtaining such financing, including, without limitation, security agreements, mortgage notes and trust deeds.

3.9.2. The Manager shall furnish its financial statements and take all other actions that are customary and reasonable in connection with the obtaining of the permanent financing, however the Manager will not be required to personally guarantee the financing. In no event shall the Members have any obligation to guarantee or otherwise become obligated for the repayment of any Company financing.

3.10. Manager Has No Exclusive Duty to Company
The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such investments or activities of the Manager or to the income or proceeds derived therefrom.

3.11. Resignation
The Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of the Manager will not affect the Manager's Interest in the Company.

3.12. Removal
Upon the affirmative vote of Seventy-Five percent (75%) of the Percentage Interests, the Manager may be removed for good cause shown. "Good Cause" shall mean only a breach of a Manager's duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager. The Members agree that any right of removal shall be exercised only in good faith. The removal of a Manager shall not in any way reduce or affect the Manager's Interest in the Company.

3.13. Vacancies
In the event the Manager has resigned or has been removed or have otherwise ceased to be Manager, the vacancy may be filled by the affirmative vote of a Majority-In-Interest of Members. A Manager elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be lected and shall qualify or until his earlier death, resignation, or removal.

4. Compensation; Distribution of Cash and Reimbursement of Expenses

4.1. Fees Paid to the Manager
The Manager will receive the following from the Company as compensation for services in the following amounts and on the following terms:

4.1.1. Company Management Fee; The Manager shall receive all distributions have received their state Preferred Return for Managing the Company's affairs.

4.1.2. Percent of Distributable Cash from Sale of the Company; The Manager shall receive all Profits from the Sale of Company after the Members, other than the Manager, have a.) received their Preferred Return, and b.) the Members, other than the Manager, have received their pro rata return of their Capital Account.

4.1.3. Percent of Distributable Cash at Dissolution or Termination; The Manager shall receive all Profits from the Sale of Company after the Members, other than the Manager, have a.) received their Preferred Return, and b.) the Members, other than the Manager, have received their pro rata return of their Capital Account.

4.2. Reimbursement for Out-Of-Pocket Expenses
The Manager shall be entitled to prompt reimbursement from the Company for all reasonable direct out-of-pocket costs and expenses incurred on behalf of the Company including without limitation, the reasonable costs of organization of the Company (including legal, travel expenses and tax planning costs and expenses). The Manager shall not be reimbursed for its own general administrative overhead and expenses.

5. Participation; Deadlock
5.1. Participation
Except as otherwise set forth herein, the Members shall not participate in the day-to-day management of the business of the Company.

5.2. Deadlock
Unless otherwise expressly set forth herein, in the event the Members are unable to reach agreement (affirmative vote of a Majority-In-Interest of the Members) on or make a decision with respect to any Major Decision described in Article 3, the matter shall be submitted to binding arbitration in accordance with Article 16 below.

6. Rights and Obligations of Members

6.1. Limitation of Liability
Each Member's liability shall be limited as set forth in the Act and other applicable law. The debts, obligations and liabilities of the Company, whether arising from contract, tort or otherwise, shall be solely the debts obligations and liabilities of the Company. No Member or Manager shall be obligated personally for such debt, obligation or liability of the Company, solely by reason of being a Member of the Company.

6.2. Company Debt Liability
A Member will not be personally liable for any debts or losses of the Company beyond the Member's respective Capital Contributions, except as otherwise required by law.

6.3. Company Books

The Manager shall maintain and preserve during the term of the Company and for five (5) years thereafter all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the Members expense, but only for a purpose related to the Member's interest in the Company or a Member.

6.4. Priority and Return of Capital

No Member shall have priority over any other Member as to the return of Capital Contributions or as to Profits and Losses or Distributions. Members may request for a return of the Capital Contributions after one (1) year from the date their Subscription Agreement is accepted by the Company, however, there is no guarantee the Manager will be able or willing to return the Capital Contribution of the Member. This Return of Capital will happen on a first come first serve basis unless there are circumstances, such as death, bankruptcy, or ERISA violations, or court order that create a Priority over other requesting Members requesting redemption. Members should view the Redemption Plan of the Company as stated in the Company's Private Placement Memorandum dated October 20, 2012 and updated January 10, 2013.

7. Meetings of Members

7.1. Annual Meeting

No Annual Meeting of the Members is required, however the Manager may elect to hold one at the beginning of each fiscal year.

7.2. Special Meetings

Special meetings of the Members, for any purpose or purposes unless otherwise prescribed by statutes, may be called by the Members or by a Majority-In-Interest of the Members.

7.3. Place of Meetings

The Manager may designate any place, either within or outside of the State of Nevada, as the place of meetings of the Members.

7.4. Notice of Meetings

Except as provided in Section 7.5 hereof, written or email notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered no fewer than three (3) no more than fifty (50) days before the date of the meeting.

7.5. Meeting of all Members

If all of the Members shall meet at any time and place, either within or outside of the State of Nevada, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting, lawful action may be taken.

7.6. Record Date

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolute declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any such meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

7.7. Quorum
A Majority-In-Interest of the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at a meeting.

7.8. Manner of Acting
If a quorum is present, the affirmative vote of Majority-In-Interest of the Members shall be the act of the Members, unless the vote of a greater or lessor proportion or number is otherwise required by the Act, by the Article or Organization, or by this Agreement.

A consent transmitted by electronic transmission by a Member or person authorized to act for a Member shall be deemed to be written and signed by the Member.
7.9. Proxies
At all meetings of Members, a Member may vote in person, or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

7.10. Action by Members without a Meeting
Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote, and delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

7.11. Electronic Meetings
Meetings of members may be held by means of a conference telephone call so that all persons participating in the meeting can hear each other. Participation in a meeting held by conference telephone call shall constitute presence in person at the meeting.

7.12. Waiver of Notice
When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

8. Capital Contributions; Capital Accounts; Advances

8.1. Capital Contributions

8.1.1. The amount of the initial Capital Contributions of the Members, are identified in Exhibit "A".

8.1.2. The Capital Contribution of the Members shall be equal to one hundred percent (100%) of the total capitalization of the Company. The Manager is not required to contribute any percent of the total capitalization of the Company.

8.1.3. Except as otherwise expressly provided in this Agreement, no Member may contribute capital, or loan funds to the Company, without the consent of the Manager.

8.1.4. Except as otherwise expressly provided in this Agreement no portion of the capital of the Company may be withdrawn at any time without the express written consent of the Manager.

8.2. Capital Accounts
A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement and the requirements of the Code.

8.3. Manager Loans
If required, The Company intends to use its best efforts to obtain funds from third parties to be contributed or loaned pursuant to the terms of this Agreement, sufficient for the operation of the Company. In the event that sufficient additional funds are unavailable from third parties, the Manager shall have the right, but, except as provided below, shall not be obligated, to loan such funds (or a portion thereof) to the Company as and when necessary to continue the business of the Company (the "Advance").

8.3.1. Advances made by the Manager shall bear interest at the greater of six percent (6%) above the prime rate or twelve percent (12%) per annum. Interest on Advances shall be an expense of the Company when paid.

8.3.2. If the Manager makes Advances it shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment of interest and principal of such Advance.

8.3.3. Advances expended prior to the formation of the Company shall be reimbursed upon the receipt by the Company of Member Capital Contributions.

9. Division of Profits and Losses

9.1. Percentage Interests
The Percentage Interests of the Members shall be as set forth in Exhibit A hereof.

9.2. Division of Profits and Losses

It is the intent of the Manager to distribute and allocate the Company's realized profits to the Members in proportion to their respective Capital Contributions.

9.3. Acknowledgement
The Members are aware that Company circumstances and the Revenue Code may provide for a different allocation of Profits and Losses other than that intended by the Managers as herein set forth.

10. Distributions

10.1. Distributions of Cash from Operations

10.1.1. The Manager shall make quarterly distributions from operations to the Members other than the Manager, in accordance to the Preferred Return to the Member as stated in Exhibit A, based on such member's Unreturned Capital Contribution.

10.2. Cash Distributions from Capital Transactions

In the event that the Company generates distributable cash from a Capital Transaction, the Company will, subject to the retention of reasonable working capital reserves determined by and in the sole discretion of the Manager, make distributions as follows:

10.2.1. One Hundred Percent (100%) to the Members other than the Manager, in proportion to their Unreturned Capital Contributions until such Capital Contributions are returned; and thereafter

10.2.2. The unpaid Preferred Returns (annualized) to the Members.
10.2.3 An Additional Equity Distribution to the Members holding Preferred Units

10.2.4. Any remaining distributable cash shall be paid to the Manager.

10.3. Allocation and Distributions between Transferor and Transferee
Upon the transfer of all or any part of a Member Interest of a Member as hereinabove provided, Profits and Losses shall be allocated between the transferor and transferee on the basis of the computation method which in the reasonable discretion of the Manager is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Treasury Regulation Section 1.704-1(c)(2)(ii). Distributions shall be made to the holder of record of the Member Interest on the date of distribution. Any transferee of a Member Interest shall succeed to the Capital Account of the transferor Member to the extent it relates to the Transferred Interest; provided, however, that if such transfer causes a termination of the Company pursuant to Section 708(b)(1)(B) of the Code, the Capital Accounts of all Members, including the transferee, shall be re-determined as of the date of such termination in accordance with Treasury Regulation Section 1.704-1(b).

10.4. In-Kind Distribution
Except as otherwise expressly provided herein, assets of the Company, other than cash shall not be distributed in kind to the Members, without the prior approval of the Manager. If any assets of the Company are distributed to the Members in kind for purposes of this Agreement, such assets shall be valued on the basis of the Gross Asset Value thereof (without taking into account Section 7701(g) of the Code) on the date of distribution; and any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such assets in the amount and to the extent provided for in Section 10.1. Upon such distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provision of this Agreement and the Company sold the assets being distributed for their Gross Asset Value (taking into account Section 7701(g) of the Code) immediately prior to their distribution.

11. Fiscal Year, Books and Records, Bank Accounts, Tax Matters Members

11.1. Books and Records; Tax Returns
The Company, for accounting and income tax purposes, shall operate on a fiscal year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least ninety-six (96) hours prior notice. The Manager shall use its best efforts to cause to be prepared and furnished to the Members, the Members' individual K-1's prior to March 15 of each year.

11.2. Bank Accounts
All funds of the Company shall be held in a separate bank account(s) in the name of the Company as determined by the Manager until such time funds are deployed to a separate bank account for the

purposes of purchasing or operating a particular Property. The Manager shall establish a new and separate bank account for the benefit of each Property,

11.3. Financial Statement
Within a reasonable period after the end of each partnership fiscal year, the Manager shall cause to be prepared and furnished to all the Members their individual K-1's, the cost of which shall be an expense of the Company.

11.4. Tax Matters
The Manager shall have the authority, subject to the provisions of this Agreement, to make any election provided for under the Code or any provision of state or local tax law.

12. New Members Admitted
The Manager may elect to admit New Members beyond the period of the Private Placement Memorandum at its own discretion. The Manager may elect to amend the Operating Agreement to include a separate class of Units other than the Preferred and Common already designated. Members of the Company shall not be able to vote on New Members or on new classes of Units.

13. Transfers

13.1. Transfers Prohibited
No Member may voluntarily, involuntarily or by operation of law assign, transfer, sell, pledge, hypothecate or otherwise dispose (collectively "Transfer") of all or part of its Interest in the Company, except as is specifically permitted by this Agreement. Any Transfer made in violation of this Article 13 shall be void and of no legal effect.

13.2. Permissible Transfer
Notwithstanding anything to the contrary contained in this Article, any Member may transfer all or any part of its Interest in the Company to any Affiliate.

13.3. Substituted Member
A permitted transferee of any Member's Interest shall be admitted to the Company as a Substituted Member upon satisfaction of the following conditions:

13.3.1. Filing with the Company of a duly executed and acknowledged written instrument of assignment in a form approved by the Manager, which approval shall not be unreasonably withheld, specifying the Member Percentage being assigned and setting for the intention of the assignor that the permitted assignee succeed to the assignor's Interest (or the portion thereof) as a Member; and

13.3.2. Execution, acknowledgement and delivery by the assignor and assignee of any other instruments reasonably required by the Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement; and

13.3.3. In the event of transfer to an Involuntary Transferee, the written consent of Manager shall be required, the granting of which shall not be unreasonably withheld. An Involuntary Transferee for purposes of this Agreement shall mean a Member's heirs, estate or creditors which have taken by foreclosure, receivership or inheritance, other than as otherwise set forth in Section 13 hereof.

13.4. Binding on Successors
Subject to the restriction of this Article, the rights and objections of the Members shall inure to and be binding upon the heirs, successors and permitted assignees of the Partners.

14. Transfer of Interest and Withdrawal

14.1. Transfer of Interest
The Members are hereby not allowed to transfer their Interest in the Company to any Third Party without the express written approval of the Manager. The Manager may elect to refuse to allow the transfer for any reason. If an individual Member desires to withdraw from the Company, they may do so within the terms and conditions of the Company's Withdrawal Policy.

14.2. Withdrawal Policy
A Member that wishes to withdraw from the Company may ask for the return of their Capital Account one year from the date their Subscription Agreement has been accepted by the Company ("Withdrawing Member.") The Withdrawing Member must submit their request in writing to one of the following:

By email:
XXXXXXXXX

By U.S. Mail: 18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

The requesting Member must explicitly state the amount that it is requesting to withdraw and the date of such request. ("Notice")

The amount that a Withdrawing Member will receive from the Company is based on the Withdrawing Member's capital account. A capital account is the amount that the Withdrawing Member paid in cash to the Company less any withdrawals. Although Members are allowed to request the return of their Capital Account, it is solely to the discretion of the Manager to return such Capital Account before the Manager distributes the return of Capital Accounts expected to happen between years five and seven of the Company. The Manager will not establish a Reserve Account for such requests.

14.3. Right of First Refusal of Members
In the event that the Manager, on behalf of the Company, is unable or unwilling to fulfill the Withdrawal request in accordance with 14.2, the Member may then offer for sale their Units to the other Members of the Company prior to making any offer to any Third Party. If a Third Party has made an offer to any Member for the purchase of Units ("Selling Member"), the Member must present such a written offer to the Manager and the Members of the Company and such Members and Manager shall have a right to first refusal. Such transfer or sale to other Members of the Company shall be subject to approval of the Manager.

14.4. Substituted Member
If a Member transfers its interest pursuant to this Section 14, such transferee shall comply with the provisions of Section 13.3 to become a Substituted Member of the Company.

15. Bankruptcy or Other Involuntary Transfer

15.1. Definitions
As hereinafter used in this Agreement the word "Bankruptcy" shall mean and refer to that certain definition set forth in Section 1.9(e) above.

15.2. Option to Purchase

In the event of the Bankruptcy of a Member (hereinafter called the "Bankruptcy Member") Manager, on behalf of the Company, shall have the option to purchase the Interest of the Bankrupt Member in the Company. Such option may be exercised only by the Manager giving written notice thereof within thirty (30) days after its receipt of notice of a Bankruptcy. Notice of exercise of the option shall be given to the Bankrupt Member and to any trustee, receiver or other legal representative or holder or transferee of the Bankrupt Member's interest in the Company (hereinafter called an "Involuntary Transferee") of which the Manager has been given notice, at the address of such Involuntary Transferee contained in any such notice of Bankruptcy.

15.3. Value of the Interest

The value of the Interest owned by the Bankrupt Member shall not exceed the value paid by the Bankrupt Member for the Units plus any unpaid Preferred Returns.

16. Dispute Resolution

16.1. Mediation of Disputes

The Members agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration. If any party commences an action or arbitration based on a dispute or claim to which this paragraph applies, without first attempting to resolve the matter through mediation, then that party shall not be entitled to recover attorneys fees, even if they would otherwise be available to that party in such action. Mediation shall be held before the Judicial Arbitration and Mediation Service unless the parties mutually agree to use the American Arbitration Association or Real Estate Neutrals or other agreed-upon mediator instead.

16.2. Arbitration of Disputes

In the event any dispute or claim among any of the Members cannot be resolved by mediation, then such dispute or claim shall be the subject of binding arbitration before the Judicial Arbitration and Mediation Service, unless the parties to the dispute mutually agree to use the arbitration services of the American Arbitration Association or another agreed-upon mediator instead. The prevailing party in such arbitration shall be entitled, in addition to any other relief that may be granted, to reasonable attorneys' fees and consultants' fees, and to recover all fees and costs associated with the arbitration. The arbitrator shall allow only such discovery as he or she reasonably believes is necessary in order for the parties to be properly prepared to arbitrate their dispute.

The undersigned acknowledge that, by initialing here, they are giving up their right to trial by jury and their right to conduct pretrial discovery.

16.3 Choice of Venue

The Choice of Venue for any Dispute Process shall be San Antonio, TX.

17. Dissolution and Termination of the Company

17.1. Dissolution

17.1.1 The Company shall be dissolved and its affairs shall be wound up upon the earliest of:

- The sale or other disposition of all or substantially all of the assets of the Company; provided, however, that if the Company receives a purchase money note upon such sale, the Members may elect to continue the Company until such note is satisfied, sold or otherwise disposed of.

- Notwithstanding anything to the contrary contained herein no Member may voluntarily withdraw from the Company without the consent of the Manager.

17.2. Cessation of Any Member as Member
The withdrawal, death, insanity, incompetency, bankruptcy, dissolution or liquidation of any Member as such will not dissolve the Company.

17.3. Procedure for Winding-Up
Upon the Dissolution and Termination of the Company caused by other than the termination of the Company under Section 708(b)(1)(B) of the Code, the Manager shall proceed to wind up the affairs of the Company. During such winding up process, the Profits, Losses and Distributions of the Distributable Cash shall continue to be shared by the Members in accordance with this Agreement. The assets shall be liquidated as promptly as is consistent with obtaining a fair value therefore, and the proceeds therefrom, to the extent available, shall be applied and distributed by the Company on or before the end of the taxable year of such Liquidation or, if later, within ninety (90) days after such Liquidation in the following order: (a) first, to creditors, including any Members who are creditors, in the order of priority as provided by law; (b) then, to establish such reserves as may be necessary; and (c) finally, to the Members in accordance with their positive Capital Account balances.

18. Miscellaneous Provisions

18.1. Notices
All notices and demands which either party is required or desires to give to the other shall be given in writing by facsimile, certified mail, return receipt requested with appropriate postage prepaid, or by personal delivery to the address or facsimile transmission to the address set forth below for the respective party, provided that if any party gives notice of a change of name or address or facsimile number, notices to that party shall thereafter be given as demanded in that notice. All notices and demands so given shall be effective upon receipt by the party to whom notice or a demand is being given except that any notice given by certified mail shall be deemed delivered three (3) days after mailing provided proof of delivery can be shown to:

REIA INVESTMENTS, LLC
18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258

18.2. Amendments
This Agreement may only be amended in writing by the Manager of the Company.

18.3. Binding Effect
Except as may be otherwise prohibited by this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferee, and assigns.

18.4. Construction
Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

18.5. Time
Time is of the essence with respect to this Agreement.

18.6. Headings

Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

18.7. Severability
Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

18.8. Incorporation by Reference
Every exhibit, schedule, and other appendix, attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

18.9. Additional Documents.
The Manager agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

18.10. Nevada Law
The laws of the State of Nevada shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

18.11. Counterpart Execution
This Agreement may be executed in any number of counterparts with the same effect as if all of the Members and the Manager had signed the same document. All the counterparts shall be construed together and shall constitute one agreement.

18.12. Merger
It is agreed that all prior understandings and agreements between the parties, written and oral, respecting this transaction are merged in this Agreement, which alone, fully and completely expressed their agreement, and that there are no agreements except as specifically set forth in this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of REIA INVESTMENTS, LLC, as of the date and year first above written.

____

Thomas Hennigan
REIA Investments, LLC
Manager of REIA Investments Management, LLC

EXHIBIT A - Ownership Interest

REIA INVESTMENTS, LLC

Members	Initial Capital Contribution (if any)	Common or Preferred Interest	Preferred Interest Rate
Thomas Hennigan	$30,000	C	0%
TOTAL			

TOTAL

3

SUBSCRIPTION AGREEMENT

REIA Investments, LLC
a Nevada Limited Liability Company

The undersigned hereby applies to become a Member in REIA Investments, LLC, a Nevada limited liability company (the "Company"), and subscribes to purchase the number of Preferred Units ("Units") herein indicated in accordance with the terms and conditions of the Limited Liability Company Agreement, as amended, attached as and Exhibit to the Offering Circular dated ______________, as supplemented from time to time (the "Offering Circular").

1. **REPRESENTATIONS AND WARRANTIES.** The undersigned represents and warrants as follows:

(a) I have received, read and fully understood the Offering Circular dated ______________ and in making this investment I am relying only on the information provided in the Offering Circular. I have not relied on any statements or representations inconsistent with those contained in the Offering Circular.

(b) I understand that the Units are being offered and sold pursuant to an Offering Statement filed on a Form 1-A with the Securities Exchange Commission under the Securities Act of 1933, as amended. I acknowledge and understand that the Offering Statement depends in part upon the accuracy of the representations and warranties contained herein, which I hereby make with the intent that they may be relied upon by the Manager.

(c) My principal residence is in a state where the Company has duly registered the Units by Coordination. Except as hereafter provided, if I am acting as the trustee of a trust or on behalf of any other business entity, both the principal office and the principal place of business of such trust or other entity are located in such a state. If I am acting as the trustee or custodian of a Keogh plan, Individual Retirement Account or other retirement plan and I am not a resident such a state, then all of the following requirements are satisfied: (i) all participants or beneficiaries of such retirement plan have their principal residence in such a state; (ii) all investment decisions regarding such plan are made by such resident participants and/or beneficiaries; and (iii) I perform only ministerial functions with respect to the investment of plan assets, with no independent authority or discretion to make investment decisions.

(d) I understand that an investment in the Units involves certain risks. I am 18 years of age or older.

(e) By virtue of my own investment acumen and experience or financial advice from my independent advisors (other than a person receiving commissions by reason of my purchase of Units), I am capable of evaluating the risks and merits of an investment in the Units.

(f) Either (i) I have a net worth (exclusive of home, furnishings and automobiles) of $70,000 plus an annual gross income of $70,000; or (ii) I have a net worth (exclusive of home, furnishings and automobiles) of $250,000 ; or (iii) I am purchasing as a trustee or other fiduciary for a person meeting the requirements of clause (i) or (ii) above. If I am a resident of one of the following states, I understand I must meet those suitability standards*:

Alabama—Alabama investors must represent that, in addition to meeting the suitability standards listed above, they have a liquid net worth of at least ten times their investment in us and other similar programs.

California—A California investor must have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $85,000 and a net worth of $250,000 and the total investment in this offering may not exceed 10% of the investor's net worth.

Iowa—An Iowa investor must have a net worth of $100,000 and an annual income of $70,000 or in the alternative, a net worth of $350,000 and the total investment in our offering may not exceed 10% of the investor's liquid net worth.

Kansas—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in our and similar direct participation investments.

Kentucky—A Kentucky investor's investment in our offering may not exceed 10% of his or her net worth.

Massachusetts—It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments.

Michigan—Michigan investors may not invest more than 10% of their net worth in our offering.

Oregon—An Oregon investor's aggregate investment in this offering may not exceed 10% of the investor's liquid net worth.

Pennsylvania—A Pennsylvania investor must have a net worth of at least ten times his or her investment in our offering.

Tennessee—A Tennessee investor must have a liquid net worth of at least ten times his or her investment in our offering.

For purposes of determining the suitability of an investor, net worth (total assets minus total liabilities) in all cases should be calculated excluding the value of an investor's home, home furnishings and automobiles. ''Liquid net worth'' is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

In the case of sales to fiduciary accounts (such as individual retirement accounts, or IRAs, Keogh Plans or pension or profit-sharing plans, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

*The Company may not be registered to sell securities in certain states listed and a potential subscriber may not invest unless the Company has duly registered the Units by coordination.

(g) I am purchasing the Units solely for my own account, and not with a view to or for a sale in connection with any distribution of the Units.

2. POWER OF ATTORNEY. The undersigned hereby irrevocably constitutes and appoints the Manager as his, her or its true and lawful attorney-in-fact, with full power of substitution and with full power and authority for him, her or it and in his, her or its name, place and stead, to execute, acknowledge, publish and file: The Operating Agreement, the Articles of Organization of the Company and any amendments thereto or cancellations thereof required under the laws of the State of Nevada;

(a) Any other certificates, instruments and documents as may be required by, or may be appropriate under, the laws of any state or other jurisdiction in which the Company is doing or intends to do business; and
(b) Any documents which may be required to effect the continuation of the Company, the admission of an additional or substituted Member, or the dissolution and termination of the Company.

The power of attorney granted above is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death of a Member or the delivery of an assignment of Units by a Member; provided, that where the assignee thereof has been approved by the Manager for admission to the Company as a substituted Member, such power of attorney shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge, file and record any instrument necessary to effect such substitution.

3. ACCEPTANCE. This Subscription Agreement will be accepted or rejected by the Manager within thirty (30) days of its receipt by the Company. Upon acceptance, this subscription will become irrevocable, and will obligate the undersigned to purchase the number of Units indicated below, for the purchase price of $1,000 per Unit. The Manager will return a countersigned copy of this Subscription Agreement to accepted subscribers, which copy (together with my canceled check) will be evidence of my purchase of Units.

4. PAYMENT OF SUBSCRIPTION PRICE. The full purchase price for Units is $1,000 per Unit, payable in cash concurrently with delivery of this Subscription Agreement. I understand that my subscription funds will be held by the Manager in a non- interest bearing segregated subscription account at a financial institution selected by the Manager, until my funds are needed by the Company to fund a mortgage loan, and only then will I actually be admitted to the Company. In the interim, my subscription funds will not earn interest in the subscription account.

5. UNDERSTANDING OF LEGAL CONSEQUENCES. The undersigned acknowledges that it understands the meaning and legal consequences of the representations and warranties made by the undersigned herein, and that the Manager is relying on such representations and warranties in making his determination to accept or reject this subscription.

PLEASE READ THE FOLLOWING PARAGRAPHS CAREFULLY AND INITIAL WHERE INDICATED AFTER HAVING DONE SO

The undersigned agrees to indemnify and hold ACTIVCARE INCOME FUND, LLC and its Manager, Members and other agents and employees harmless from and against any and all claims, demands, liabilities, and damages (including, without limitation, all attorneys' fees which shall be paid as incurred) which any of them may incur, in any manner or to any person, by reason of the falsity, incompleteness or misrepresentation of any information furnished by the undersigned herein or in any document submitted herewith.

The effect of the foregoing paragraph is that the undersigned will be financially responsible for all losses, damages, expenses and liabilities incurred by the Company and/or its Manager as a result of a breach of any of the representations and warranties made by the undersigned.

THE UNDERSIGNED HAS READ CAREFULLY AND UNDERSTANDS THE FOREGOING INDEMNIFICATION PROVISIONS AND ITS EFFECT.

____
(INITIAL)

6. INVESTOR INFORMATION. (Please print or type) Name and Address of Investor or Beneficial Owner:

Does your net worth exceed $70,000?	Yes	No
Does your income exceed $70,000?	Yes	No
If no, does your net worth exceed $250,000?	Yes	No
Are you a member of a Real Estate Investment Association?	Yes	No

If yes, which one? ____

Please complete the following, as applicable. (Investments by more than one of the following entities, even if related to each other or controlled by the same person, require completion of separate Subscription Agreement.)

If you are a resident of a state listed in 1(f) above, please provide the following information:

State of Residence: ______________________________

Net Worth: ______________________________

Net Income: ______________________________

Identifying Information

Individual Name: ______________________________

Address: ______________________________

Social Security Number: ______________________________

Individual Retirement Account ("IRA"):

Trustee Name: ______________________________

Address: ______________________________

Account Number: ______________________________

Pension or Profit Sharing Trust ("ERISA Plan"):

Trustee Name: ______________________________

Address: ______________________________

Account Number: ______________________________

Corporation, Trust or Other:

Trustee Name:______________________________________

Address:____

Account Number:_____________________________________

Number of Units to be Purchased (minimum of 10,000):__________________

Total Purchase Price ($1 per Unit; $10,000 minimum): $__________________

Make check payable to "REIA Investments, LLC" and return with this Subscription Agreement to

18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258
(210) 979-070

IN WITNESS WHEREOF, the undersigned hereby agrees to become a Member in REIA Investments, LLC upon the terms and conditions set forth in the Operating Agreement.

Dated: ____________, 20_____

____
Signature of Beneficial Owner or Individual

____
Signature of Trustee or Officer

[IF IRA OR ERISA PLAN, THEN BOTH TRUSTEE AND BENEFICIAL OWNER(S) MUST SIGN.]

ACCEPTANCE

The foregoing Subscription Agreement is hereby accepted by REIA Investments, LLC

______________, 2013

REIA Investments, LLC
a Nevada Limited Liability Company

By: __________________________________

Its Manager

4



Online Office Agreement

- **Agreement Date :** December 06, 2012
- **Confirmation No :** 32768-324759

Business Center Details / Client Details

Business Center Details		Client Details	
	TX, San Antonio - North Stone Oak	**Company Name**	REIA Investments, LLC.
Address	18756 Stone Oak Parkway Suite 200 San Antonio TEXAS 78258 United States of America	**Contact Name**	Tom Hennigan
		Address	24906 Chinnecock Trail San Antonio Texas 78260 United States of America
Sales Manager	Rachel McCollough	**Phone**	210-404-2333
		Email	tomhennigan@reiainvestors.com

Office Payment Details (exc. tax and exc. services)

Office Number	Number of people	Price per Office
276	1	$ 759.99

Initial Payment :

First month's fee :	$ 0.00
Service Retainer :	$ 1,519.98
Total Initial Payment :	$ 1,519.98

Service Provision :

Start Date December 20, 2012 **End Date** June 30, 2013
All agreements end on the last calendar day of the month.
Comments:

* 1 Month Free - Total Savings of $ 1,029.00
Customer will get the 1st month office fee waived on the initial term.
* Prompt payment discount applied to office fee - Total Savings of $ 525.79
Customer will make payment in agreed timeframe.

* Office Set Up Fees Discount 50% - Total Savings of $ 37.50
Customer will receive a 50% discount on the standard office set up fee per occupant.

Terms and Conditions

We are Regus Management Group, LLC, "Regus". This Agreement incorporates our terms of business set out on our Terms and Conditions which you confirm you have read and understood. We both agree to comply with those terms and our obligations as set out in them. This agreement is binding from the agreement date and may not be terminated once it is made, except in accordance with its terms. Note that the Agreement does not come to an end automatically. See "Bringing your Agreement to an end".

I accept the terms and conditions Download Regus terms and conditions

We would like to keep you informed of the latest product news, special offers and other marketing information from Regus and its preferred partners. If you would like to receive this information then select this box.

Confirm by typing your name in the box below

Name : Tom Hennigan on behalf of REIA Investments, LLC. **Signed on December 06, 2012**

I confirm these details are correct to the best of my knowledge



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Regus

5

THE LAW OFFICE OF JILLIAN SIDOTI



38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

January 28, 2013

REIA Investments, LLC
18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

Re: Offering Statement on Form 1-A of $5,000,000 in Units.

To whom it may concern:

We have acted as counsel to REIA Investments, LLC., a Nevada limited liability company (the "Company"), in connection with a Offering Statement on Form 1-A (the "Offering Statement") that the Company filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). The Offering Statement relates to the offering and sale from time to time of up to $5,000,000 of the Company's Units (the "Units").

The Units are to be issued by the Company's Officers, as filed as an Exhibit to the Offering Statement (as supplemented, from time to time, the "Unit" or "Units").

In connection herewith, we have examined: (a) the Offering Statement, including the exhibits thereto (collectively, the "Offering Documents"); (b) the Company's Articles of Organization issued by the State of Nevada's Secretary of State; and (c) the Company's Operating Agreement.

We have also examined originals or copies, certified or otherwise identified to our satisfaction of such other corporate records, agreements and instruments of the Company, certificates of public officials and officers of the Company, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Offering Documents and the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to the Offering Documents and certificates and statements of appropriate representatives of the Company.

In connection herewith, we have assumed that, other than with respect to the Company, all of the Offering Documents referred to in this opinion letter have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties to such Offering Documents, all of the signatories to such Offering Documents have been duly authorized, and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such Offering Documents.

Based on the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations, and exceptions set forth herein, we are of the opinion that, when the Offering Statement, as it may be amended, has become effective under the Securities Act (the "Qualification Date" or "Effective Date") and any applicable state securities or Blue Sky laws have been complied with, the Units to be issued pursuant to the Offering Documents will be duly authorized for issuance, and upon the issuance and delivery of the Units and the receipt by the

Company of all consideration therefor in accordance with the terms of the Offering Documents, the Units will be legal, valid and binding obligations of the Company in accordance with their terms and will be entitled to the benefits of the Units.

In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinions set forth herein are further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:

(A) Wherever this opinion letter refers to matters "known to us," or "to our knowledge," or words of similar import, such reference means that, during the course of our representation of the Company with respect to the Offering Statement, we have requested information of the Company concerning the matter referred to and no information has come to the attention of (either as a result of such request for information or otherwise) the attorneys of our Firm currently devoting substantive attention or a material amount of time thereto, which has given us actual knowledge of the existence (or absence) of facts to the contrary. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters, and no inference should be drawn to the contrary from the fact of our representation of the Company.

(B) Our opinions herein reflect only the application of applicable laws of the State of California and the Federal laws of the United States of America. We express no opinion as to the laws of any other jurisdiction. The opinions set forth herein are made as of the date hereof and are subject to, and may be limited by, future changes in factual matters, and we undertake no duty to advise you of the same. The opinions expressed herein are based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement these opinions should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinions, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency.

(C) Our opinions contained herein may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.

We do not render any opinions except as set forth above. This opinion letter is being delivered by us solely for your benefit in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. By your acceptance of this opinion letter, you agree that it may not be relied upon, circulated, quoted or otherwise referred to by any other person or for any other purpose without our prior written consent in each instance.

We hereby consent to the filing of this opinion as an Exhibit to the Offering Statement and to the reference to us under the caption "Legal Matters" in the prospectus contained in the Offering Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

/s/ Jillian Ivey Sidoti
Attorney at Law

6

Who We Are

REIA Investments, LLC is a private investment company organized ***by*** REIA members ***for*** REIA members, nationwide.

Our Mission: To provide investment opportunities to REIA members by purchasing REO's and first mortgages in bulk and reselling them, individually to our investors and members of real estate investors associations, at substantial discounts.

REIA Investments, LLC was created to provide investment opportunities to REIA members by taking advantage of the current disruption in the economic cycle in the real estate sector. The principals have vast experience in the residential real estate market. Over the course of the last 30 years they have purchased, insured, rehabbed, rented, resold and financed thousands of properties. The principals are members of local real estate investor associations and members of the National Real Estate Investments Association.

If you are not a National REIA member, NOW is the time to join.
Visit www.NationalReia.com for information about the REIA in your area.

Managing Partner:
REIA Investments Management, LLC
Tom Hennigan
National REIA (Founder 1985)
Past President NOREIA (1984-5)
Alamo REIA (Member)

Disclosure Statement: This is not an offer to sell or buy securities. These securities have not been approved by the SEC under the Securities Act of 1933. Returns are NOT guaranteed and should not be construed as such. This advertisement is in accordance with Rule 254.

WHAT WE BUY

REIA Investments, LLC plans to invest in portfolios up to $25 million, typically buying pools of mortgages, deeds of trust and REOs from an extensive network of sellers such as Investment Banks, Commercial Banks, Regional Banks, Community Banks, Mortgage Companies, Warehouse Facility Providers and Individual Investors.

We also plan to bid on Fannie Mae and HUD foreclosures and offer financing to the end investor.

We will primarily invest in:

- REO's
- First Liens, Mortgages and Deeds of Trust
- Single Family Homes
- Two to Four-Family Homes
- Condominiums
- Small Multi Family Units
- Small Commercial Properties



We are also investors with compassion and it pays to keep people in their homes. In the event the property owner still occupies the home after purchasing a Defaulted First Lien we will negotiate with the owner to refinance to Performing status or offer Cash for Keys in lieu of foreclosure.

REIA Investments, LLC contracts with Realtors, attorneys, and contractors who visit and value properties, run full title reports for liens & judgments, and oversee the properties in our portfolio. We will give REIA members priority over non-members. If you would like to provide services to us or if you would like to provide loans to the end Investors, please register

If you have a portfolio of REOs and/or First Liens (Performing or Non-Performing) to sell please contact us for submission requirements.

Disclosure Statement: This is not an offer to sell or buy securities. These securities have not been approved by the SEC under the Securities Act of 1933. Returns are NOT guaranteed and should not be construed as such.

This advertisement is in accordance with Rule 254.

WHAT WE SELL

REIA Investments, LLC quickly resells all Mortgages and real property to members of National REIA and their affiliates. Because of our bulk purchasing power, we resell at substantial discounts from market value. If you are not a member, go to www.NationalReia.com for information about the REIA in your area.

THE ASSETS WE SELL ARE:

- Single Non-Performing Assets
- Entire Portfolios of Non-Performing Assets
- REO Properties - With and Without Tenants
- Performing Assets

If you would like to be added to our First To Know list about properties and/or defaulted first mortgages that are available to purchase at substantial discounts, click here.

REIA Investments, LLC intends to resell all mortgages and real property to our investors and members of National Real Estate Investments Association (REIA) and their affiliates.

Because of our bulk purchasing power, we will resell at substantial discounts from market value.

The Assets We Sell

- Performing First Liens
- Non-Performing First Liens
- REO Properties With and Without Tenants


investment

Disclosure Statement: This is not an offer to sell or buy securities. These securities have not been approved by the SEC under the Securities Act of 1933. Returns are NOT guaranteed and should not be construed as such. This advertisement is in accordance with Rule 254.

Board Of Advisors

Mike Butler
Vena Jones-Cox
Carl Fischer
Jane Garvey
Don Leiby
Dr. Albert Lowry
Rebecca Mclean
Anna Mills
Tim Norris
Joy Taub
JC Underwood
Scott Whaley

Disclosure Statement: This is not an offer to sell or buy securities. These securities have not been approved by the SEC under the Securities Act of 1933. Returns are NOT guaranteed and should not be construed as such. This advertisement is in accordance with Rule 254.

CONTACT REIA Investments

Physical Address: 18756 Stone Oak Parkway, Suite 200-275, San Antonio, TX 78258
Mailing Address: PO Box 591279, San Antonio, TX 78259
Phone: 210-979-0777
Email: TomHennigan@ReiaInvestments.com

Managing Partner:
REIA Investments Management, LLC
Tom Hennigan
National REIA (Founder 1985)
Past President NOREIA (1984-5)
Alamo REIA (Member)

Please add my information to your Contact List and send me additional information.

Name

Email

Company

Address

Phone

Are you a current member of National REIA? ◯ Yes ◯ No

Name of Association

City/State

I am interested in the following: (check all that apply)

- ☐ First Liens - Mortgages and Deeds of Trust
- ☐ Single Family Homes
- ☐ Two to Four Family Homes
- ☐ Condominiums
- ☐ Small Multi-Family Units
- ☐ Providing Services to REIA Investments, LLC

Please state the services you are offering to provide:

- Providing hard money loans to the end purchaser.

Press Here to Send Contact Information

Disclosure Statement: This is not an offer to sell or buy securities. These securities have not been approved by the SEC under the Securities Act of 1933. Returns are NOT guaranteed and should not be construed as such. This advertisement is in accordance with Rule 254.

Who We Are

REIA Investments, LLC is a private investment company organized to purchase Performing and Non-Performing First Mortgages and REOs in bulk and resell them, individually to members of National REIA at *substantial discounts*.

Our Mission: To provide investment opportunities to REIA members by purchasing REO's and first mortgages in bulk and reselling them, individually to our investors and members of real estate investors associations, at substantial discounts.



We are also investors with compassion and it pays to keep people in their homes. In the event the property owner still occupies the home after purchasing a Defaulted First Lien we will negotiate with the owner to refinance to Performing status or offer Cash for Keys in lieu of foreclosure.

What We Buy

REIA Investments, LLC plans to invest in portfolios up to $25 million, typically buying pools of mortgages, deeds of trust and REOs from an extensive network of sellers such as Investment Banks, Commercial Banks, Regional Banks, Community Banks, Mortgage Companies, Warehouse Facility Providers and Individual Investors.

We also plan to bid on Fannie Mae and HUD foreclosures and offer financing to the end investor.

We primarily invest in:

- REO's
- First Liens - Mortgages and Deeds of Trust
- Single Family Homes
- Two to Four-Family Homes
- Condominiums
- Small Multi-Family Units
- Small Commercial Properties



What We Sell

REIA Investments, LLC intends to resell all mortgages and real property to our investors and members of National Real Estate Investments Association (REIA) and their affiliates.

Because of our bulk purchasing power, we will resell at substantial discounts from market value.

The Assets We Sell

- Performing First Liens
- Non-Performing First Liens
- REO Properties - With and Without Tenants


investment

If you are not a National REIA member, NOW is the time to join.
Visit www.NationalReia.com for information about the REIA in your area.

REIA Investments, LLC was created to provide investment opportunities to REIA members by taking advantage of the current disruption in the economic cycle in the real estate sector. The principals have vast experience in the residential real estate market. Over the course of the last 30 years they have purchased, insured, rehabbed, rented, resold and financed thousands of properties. The principals are members of local real estate investor associations and members of the National Real Estate Investments Association.

Managing Partner:
REIA Investors Management, LLC
Tom Hennigan
National REIA (Founder 1985)
Past President NOREIA (1984-5)
Alamo REIA (Member)



REIA Investments, LLC also contracts with Realtors, attorneys, and contractors who visit and value properties, run full title reports for liens & judgments, and oversee the properties in our portfolio. We will give REIA members priority over non-members. If you would like to provide services to us or if you would like to provide loans to the end Investors, please register at: www.ReiaInvestments.com

If you have a portfolio of REOs and/or First Liens (Performing or Non-Performing) to sell please contact us for submission requirements.

For additional information call REIA Investments, LLC at 210-979-0700 or, login at: www.ReiaInvestments.com

Disclosure Statement: THIS IS NOT AN OFFER TO SELL SECURITIES. REIA INVESTMENTS, LLC AND ITS AFFILITATES ARE NOT LICENSED SECURITY DEALERS OR BROKERS AND AS SUCH DO NOT HOLD THEMSELVES OUT TO BE.



Introducing
REIA
Investments,
LLC.

A Valuable Resource for Members of National Real Estate Investors Association



THE LAW OFFICE OF JILLIAN SIDOTI



38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

January 28, 2013

SEC Headquarters
Attn: Office of Small Business Policy
100 F Street, NE
Washington, DC 20549

Re:* ****NEW FILE***
Offering Statement on Form 1-A of $5,000,000 in Units for REIA Investments, LLC.

To whom it may concern:

Please see enclosed an Offering Statement on FORM 1-A for REIA Investments, LLC.

Enclosed are seven (7) copies of the Offering Statement and all exhibits. We bring your attention to the fact that the financials have been audited and there is a "wet-ink" signature as required.

Thank you.

Sincerely,

/s/ Jillian Ivey Sidoti
Attorney at Law

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of SAN ANTONIO, State of TX on January 28, 2013.

REIA Investments, LLC

By Thomas Hennigan, Managing Member of the Managing Member (Chief Executive, Financial, and Accounting Officer)

